Exhibit 99.1

CATALYST PAPER CORPORATION

NOTICE OF
2011 ANNUAL MEETING
OF SHAREHOLDERS OF
CATALYST PAPER CORPORATION
TO BE HELD ON APRIL 28, 2011

MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL MEETING

TO THE HOLDERS OF COMMON SHARES OF CATALYST PAPER CORPORATION:

Notice is hereby given that the Annual Meeting (the “Meeting”) of Catalyst Paper Corporation (the “Corporation”) will be held at the Delta Vancouver Airport Hotel, 3500 Cessna Drive, Richmond, British Columbia, on Thursday, April 28, 2011 at 2:00 p.m., local time, for the following purposes:

1.	To place before the Meeting the consolidated financial statements of the Corporation for the year ended December 31, 2010, and the auditors’ report thereon;

2.	To elect the directors for the ensuing year;

3.	To reappoint auditors for the ensuing year; and

4.	To transact such other business as may properly come before the Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Proxy Circular accompanying this Notice.

The directors have fixed the close of business on March 17, 2011 as the record date for determining Shareholders who are entitled to attend and vote at the Meeting.

The consolidated financial statements and the auditors’ report for the year ended December 31, 2010 are contained in the Annual Report accompanying this Notice.

Shareholders are invited to attend the meeting.  Registered shareholders who cannot attend the Meeting in person, are encouraged to date, sign and deliver the accompanying proxy and return it in the enclosed envelope to the Corporation c/o Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1.  Non-registered shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary.  To be effective, the proxy must be received by CIBC Mellon Trust Company prior to 2:00 p.m. Vancouver time on April 26, 2011, or if the Meeting is adjourned, not less than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned Meeting.

DATED at Vancouver, British Columbia, this 18th day of March, 2011.

By order of the Board
(Signed) David L. Adderley
Corporate Secretary

MANAGEMENT PROXY CIRCULAR

March 18, 2011

SOLICITATION OF PROXIES

This management proxy circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of CATALYST PAPER CORPORATION (the “Corporation”) for use at the Annual Meeting of the shareholders (the “Shareholders”) of the Corporation (the “Meeting”) to be held on Thursday, April 28, 2011, and any adjournments thereof, at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting (the “Notice”). The cost of solicitation of proxies will be borne by the Corporation.

VOTING BY PROXIES

The persons designated by management of the Corporation in the enclosed form of proxy are directors or officers of the Corporation.

The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters identified in the Notice and any other matters which may properly come before the Meeting or any adjournment thereof.  Management of the Corporation is not aware of any amendments to the matters to be presented for action at the Meeting or of any other matters to be presented for action at the Meeting.  However, if any amendment to matters identified in the accompanying Notice of meeting or any other matters which are not now known to management should properly come before the meeting or any adjournment thereof, the common shares of the Corporation (“Common Shares”) represented by properly executed proxies in favour of the persons designated by management will be voted on such matters pursuant to such discretionary authority.

On any ballot, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the registered Shareholder as specified in the proxy with respect to any matter to be acted on. If a choice is not specified with respect to any matter, the Common Shares represented by a proxy given in favour of the persons designated by  management are intended to be voted for the nominees of management for directors and auditors.

A registered Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) to attend and act for the Shareholder and on the Shareholder’s behalf at the Meeting or at any adjournment thereof other than the persons designated by management in the enclosed form of proxy, and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy.  In the case of registered Shareholders, the completed, dated and signed form of proxy must be delivered to the Corporation, c/o Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, prior to 2:00 p.m. Vancouver time on Tuesday, April 26, 2011.  A self-addressed envelope is enclosed.  In the case of non-registered Shareholders who receive these materials through their broker or other intermediary, such Shareholders should complete the form of proxy in accordance with the instructions provided by their broker or intermediary.  See “Advice to Beneficial Holders of Shares” below.

ADVICE TO BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is of significant importance to persons who beneficially own Common Shares which are not registered in their own name. Shareholders who hold Common Shares through intermediaries (such as banks, trust companies, securities dealers or brokers or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan) or who otherwise do not hold the Common Shares in their own name should note that only proxies deposited by persons whose names appear on the records of the Corporation may be recognized and acted upon at the Meeting. Common Shares held through intermediaries by Shareholders who have not received the Meeting materials directly from the Corporation or CIBC Mellon Trust Company (the “Transfer Agent”) can only be voted for or against the matters to be considered at the Meeting by following instructions received from the intermediary through which those Common Shares are held. Without specific instructions from the beneficial holder, intermediaries are required not to vote the Common Shares held by them.

The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of intermediaries are held unless the beneficial holder has consented to the disclosure of such information to the Corporation. See “Additional Information for Non-Registered Shareholders” below.

Applicable securities laws require intermediaries to forward meeting materials and seek voting instructions from beneficial holders of Common Shares in advance of the Meeting. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their Common Shares are voted at the Meeting. Typically, intermediaries will use service companies to forward meeting materials and voting instructions to beneficial holders. Beneficial holders who receive Meeting materials from an intermediary will generally either be provided with:

(a)
a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary. In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned Common Shares should properly complete the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

(b)
more typically, a voting instruction form, which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the voting instruction form.

The purpose of these procedures is to permit beneficial holders to direct the voting of the Common Shares they beneficially own. If you are a beneficial holder who receives either a form of proxy or voting instruction form from an intermediary and you wish to attend and vote at the Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person’s name) in the blank space provided or, in the case of a voting instruction form, contact the intermediary. A beneficial holder should carefully follow the instructions of his or her intermediary and/or his or her intermediary’s service company.

Additional Information for Non-Registered Shareholders

This Circular and accompanying materials are being sent to both registered and beneficial owners of Common Shares. There are two kinds of beneficial holders of Common Shares: those who object to their name being made known to the Corporation (called OBOs or Objecting Beneficial Owners) and those who do not object to the Corporation knowing who they are (called NOBOs or Non-Objecting Beneficial Owners). Provided the Corporation complies with the applicable provisions of Canadian securities legislation, the Corporation is permitted to directly deliver the Meeting materials to its NOBOs. If you are a non-registered Shareholder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities legislation from the intermediary holding the Common Shares on your behalf.

By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, if you are a NOBO, you can expect to receive with your Meeting materials a Voting Instruction Form (“VIF”). These VIFs are to be completed and returned to the Transfer Agent in the envelope provided or by facsimile. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs it receives.

REVOCABILITY OF PROXIES

A registered Shareholder executing and delivering a proxy has the power to revoke it in accordance with the provisions of section 148(4) of the Canada Business Corporations Act, which provides that every proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing and delivered either to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law.

PERSONS MAKING THE SOLICITATION

This solicitation of proxies is made by management of the Corporation. The cost of the solicitation has been and will be borne by the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at March 17, 2011 the authorized capital of the Corporation consists of an unlimited number of Common Shares and 100,000,000 preferred shares, of which 381,820,290 Common Shares and no preferred shares are issued and outstanding.  The Common Shares are entitled to be voted at the Meeting and on a ballot each Common Share is entitled to one vote.  The board of directors (the “Board”) of the Corporation has fixed the record date for determination of the Shareholders entitled to attend and vote at the Meeting as March 17, 2011.  Any holder of Common Shares of record at the close of business on the record date is entitled to vote the Common Shares registered in such Shareholder’s name at that date on each matter to be acted upon at the Meeting.  A simple majority of votes cast are required to approve all matters to be submitted to a vote of Shareholders at the Meeting, other than the election of directors.

To the knowledge of the directors and executive officers of the Corporation, as at March 17, 2011 the only person that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10 per cent of the outstanding Common Shares is Third Avenue Management LLC (“TAM”).  TAM has advised the Corporation that as at February 24, 2011, TAM exercises control or direction over 129,297,001 Common Shares representing approximately 33.86% of the issued and outstanding Common Shares, and TAM has voting control over 119,535,373 Common Shares, representing 31.31% of the issued and outstanding Common Shares.

The directors and officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over, less than one per cent of the issued and outstanding Common Shares.

ELECTION OF DIRECTORS

The number of directors to be elected at the Meeting is ten.  Each person whose name appears hereunder is proposed by management to be nominated for election as a director of the Corporation to serve until the next annual meeting of the Shareholders of the Corporation or until they sooner cease to hold office.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee’s name.  Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the person(s) designated by management of the Corporation in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person’s associates or affiliates as at March 17, 2011.  The information as to shares beneficially owned or over which control or direction is exercised has been furnished by the respective proposed nominees individually.

THOMAS S. CHAMBERS, B.A., FCA, ICD.D
Director since: October 30, 2003
Age: 66
Vancouver, BC
Canada

Mr. Chambers is the President of Senior Partner Services Ltd., which provides business advisory services. He is a chartered accountant and a retired partner of PricewaterhouseCoopers LLP. He was an audit partner at PricewaterhouseCoopers from 1976 to 2002 and was the managing partner of PricewaterhouseCoopers’ and its predecessor’s Canadian audit practice from 1996 to 2001.

Mr. Chambers holds a Bachelor of Arts degree from the University of British Columbia. He is a member of the Institute of Corporate Directors and was the chair of the British Columbia chapter of that organization from 2002 to 2004.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	16/18	89%
•  Coopers Park Corporation
○      Chair, Audit Committee
•  MacDonald Dettwiler & Associates Ltd.
○      Chair, Audit Committee
○      Member, Governance Committee
•  Viterra Inc.
○       Chair, Audit Committee
○       Member, Compensation Committee

Audit Committee	4/4	100%
Human Resources and Compensation Committee	3/3	100%
Environmental, Health and Safety Committee	2/2	100%
Securities Held
Common Shares		Deferred Share Units (“DSUs”)	Options	Restricted Share Units (“RSUs”)
134,200		263,065	97,765	48,116

KEVIN J. CLARKE
Director since: June 21, 2010
Age: 59
Vancouver, BC
Canada

Kevin Clarke was appointed the Corporation’s President and Chief Executive Officer on June 21, 2010.

Mr. Clarke brings nearly three decades of experience with World Color (Quebecor World) to his role at the Corporation.

Mr. Clarke has held executive positions in sales, marketing and operations.  His achievements include major restructuring, market development, plant closure and start-up initiatives. His background also includes an extensive record of business results in revenue growth, technology deployment, strategy development and cost reduction.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	5/5	100%	NIL
Securities Held
Common Shares		DSUs	Options	RSUs
NIL		NIL	2,419,355	1,500,000

WILLIAM F. DICKSON
Director since: June 9, 2008
Age: 70
Vancouver, BC
Canada

Mr. Dickson is Chairman of Fraserwood Industries Ltd., a family-owned timber remanufacturing business, and a former partner of and counsel to Lawson Lundell LLP where he practised corporate and commercial law for over 30 years.

Mr. Dickson is a graduate of Dalhousie and Harvard Law Schools and was appointed Queen’s Counsel in 2004.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	18/18	100%	NIL
Governance Committee	5/5	100%
Strategic Alternatives Committee	6/6	100%
Human Resources and Compensation Comittee	6/6	100%
Securities Held
Common Shares		DSUs	Options	RSUs
25,000		NIL	48,000	80,160

BENJAMIN C. DUSTER, IV
Director since: December 1, 2006
Age: 50
Atlanta, GA
United States

Mr. Duster specializes as an independent director of companies undergoing or contemplating transformational change. He is a senior board advisor with the strategic and financial advisory firm Watermark Advisors. From 2001 to 2005 he was a partner with Masson & Company, LLC, a turnaround management and financial restructuring firm. Prior to that he was a Managing Director with Wachovia Securities. From 1981 to 1997 Mr. Duster held a number of positions at Salomon Brothers, most recently that of Vice President, Mergers & Acquisitions.

Mr. Duster holds a B.A. in Economics (Honors) from Yale University, an MBA from Harvard Business School and a J.D. from Harvard Law School. He was admitted to the Illinois Bar in 1985.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	17/18	94%	• Accuride Corporation ○ Chair, Compensation Committee • Chorus Aviation • Ormet Corporation ○ Chair, Audit Committee • Netia SA • WBL Corporation Limited
Human Resources and Compensation Committee	6/6	100%
Strategic Alternatives Committee	6/6	100%
Securities Held
Common Shares		DSUs	Options	RSUs
10,000		10,547	97,765	3,544

DOUGLAS P. HAYHURST
Director since: May 31, 2010
Age: 64
Vancouver, BC
Canada

Mr. Hayhurst is a business executive and corporate director.  From 2004 to present Mr. Hayhurst has been an independent corporate director of various companies.  Prior to that he was with Global Forest & Paper Industry Leader and PricewaterhouseCoopers.  He has been a consultant to Federal Tax Policy with the Federal Department of Finance and Special Assistant to Minister of National Revenue in Ottawa.

Mr. Hayhurst is a certified director from the Institute of Corporate Directors, a Fellow of the Institute of Chartered Accountants of BC and holds an Honours in Business Administration from the Richard Ivey School of Business.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	7/7	100%
•    Canexus Income Fund
•    Chair, Audit Committee
•    Member, Corporate Governance and Compensation Committee
•    Northgate Minerals Corporation
•    Chair, Audit Committee
•    Member, Finance Committee
•    Accend Capital Corporation
•   Member, Audit Committee

Audit Committee	2/2	100%
Environmental, Health & Safety Committee	1/2	50%
Securities Held
Common Shares		DSUs	Options	RSUs
11,558		NIL	NIL	NIL

DENIS JEAN
Director since: March 28, 2007
Age: 62
Lac Megantic, Quebec
Canada

Mr. Jean is a corporate director. From April 2002 to August 2005 he was President and Chief Executive Officer of Cascades Fine Papers Group Inc. Prior to that he was with Abitibi Consolidated Inc., where he was the Senior Vice President, Eastern Operations, from October, 2001 to March, 2002 and the Senior Vice President, Northern Operations from June, 2000 to March, 2002.  Prior to that, he held executive positions with Donohue Inc.

Mr. Jean holds a BSc.A (electrical engineering) from Université de Montréal.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	17/18	94%	NIL
Environmental, Health and Safety Committee	4/4	100%
Strategic Alternatives Committee	6/6	100%
Securities Held
Common Shares		DSUs	Options	RSUs
8,891		NIL	97,765	NIL

JEFFREY G. MARSHALL
Director since: December 1, 2006
Age: 66
Niagara-on-the-Lake, Ontario
Canada

Mr. Marshall is chairman of Smith Marshall, a strategic partnership which provides business consulting services to industry.  From 1997 to 2003 he was the President and Chief Executive Officer of Aluma Enterprises Inc., a construction technology company.  Prior to that, he was the President and Chief Executive Officer of Ontario Clean Water Agency.  He was also the President and Chief Executive Officer of Marshall Drummond McCall Inc. and Marshall Steel Limited.

Mr. Marshall holds a Bachelor of Applied Science (Civil) degree from Queen’s University and a Masters of Business Administration from McGill University.  He is a graduate of the University of Western Ontario’s Director Program and a Professional Engineer.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	16/18	89%	• Ormet Corporation ○ Chairman
Audit Committee	4/4	100%
Human Resources and Compensation Committee	3/3	100%
Environmental, Health and Safety Committee	3/4	75%
Securities Held
Common Shares		DSUs	Options	RSUs
30,000		190,257	97,765	9482

ALAN B. MILLER
Director since: May 31, 2010
Age: 73
New York, NY
United States

Mr. Miller is a Senior Counsel with, and a retired senior partner of, Weil, Gotshal & Manges LLP.  His specialty is business finance and restructuring.

He has a professional doctorate in law from Boston College Law School and a Bachelor of Arts from Trinity College.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	7/7	100%	• Kerzner International Holdings Limited • Mervyns Holdings, LLC
Governance Committee	1/1	100%
Human Resources and Compensation Committee	3/3	100%
Strategic Alternatives Committee	6/6	100%
Securities Held
Common Shares		DSUs	Options	RSUs
NIL		NIL	NIL	NIL

GEOFF PLANT
Director since: May 31, 2010
Age: 55
Vancouver, BC
Canada

Mr. Plant is a partner with Heenan Blaikie LLP.  From 2001 to 2005 he was Attorney General of British Columbia and Minister responsible for Treaty Negotiations.  He has served as a member of the British Columbia legislature from 1996 to 2001.

Mr. Plant has a law degree from University of Southampton and Dalhousie University and a masters in law from University of Cambridge.  He has a Bachelor of Arts from Harvard University.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	7/7	100%	• BC Ferry Services Inc. ○Member, Audit and Finance committee
Governance Committee	1/1	100%
Environmental, Health & Safety Committee	2/2	100%
Securities Held
Common Shares		DSUs	Options	RSUs
NIL		NIL	NIL	NIL

M. DALLAS H. ROSS
Director since: May 31, 2010
Age: 54
Vancouver, BC
Canada

Mr. Ross is General Partner and Founder of Kinetic Capital Partners.   Prior to that Mr. Ross was Managing Director, Investment Banking and Managing Director, Mergers & Acquisitions with ScotiaMcLeod. Mr. Ross is also President & CFO of Westshore Holdings Ltd. and the CFO of Westshore Investments Ltd.

Mr. Ross holds a B. Comm. (Honors) from the University of British Columbia and qualified as a Chartered Accountant in 1984.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	7/7	100%
•    Westshore Terminals Investment Corporation
•    Westshore Terminals Holdings Ltd.
•    Chairman
•    Rogers Sugar Income Fund
•    Chair, Audit Committee
•    Lantic, Inc.
•    Chair, Audit Committee
•    Member, Compensation Committee

Audit Committee	2/2	100%
Human Resources and Compensation Committee	3/3	100%
Strategic Alternatives Committee	6/6	100%
Securities Held
Common Shares		DSUs	Options	RSUs
NIL		NIL	NIL	NIL

Mr. Marshall and Mr. Duster are both directors of Ormet Corporation.  Mr. Marshall was a director of Neenah Foundry Company, which filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on February 3, 2010, but ceased to be a director of that company on July 29, 2010.

REAPPOINTMENT OF AUDITORS

KPMG LLP are the current auditors of the Corporation.  At the meeting the holders of Common Shares will be asked to reappoint KPMG as auditors of the Corporation to hold office until the next annual meeting of the Shareholders of the Corporation or until a successor is appointed.  A predecessor firm of KPMG LLP was first appointed to such office in 1946.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of the Shareholders or until a successor is appointed.

DIRECTOR COMPENSATION

The Human Resources and Compensation Committee of the Board of directors (the “Compensation Committee”) is responsible for annually reviewing directors’ compensation and making recommendations to the Board.  Directors may receive their compensation in the form of cash or deferred share units, or a combination of both.

In 2010 the Board changed the directors’ compensation policy. Under this compensation policy directors are paid an annual cash retainer, meeting fees and equity compensation through stock options. Stock options are typically issued annually with an exercise price set 25% above the weighted average price of the Common Shares on the Toronto Stock Exchange (TSX) over the five days prior to the date of grant. The previous compensation policy included grants of RSUs but did not include meeting fees. Stock options were not issued in fiscal 2010.

The following table shows the current director compensation policy.

	Item	Amount
1.	Chair of the Board
	• Cash retainer	$160,000/annum
•
Annual stock option grant (options are granted with an exercise price set 25% above the Common Share weighted average price over the five days prior to the date of grant and vest one third on the first, second and third anniversary of the date of grant)
36,000 options
2.	Deputy Chair of the Board
	• Cash retainer	$110,000/annum
•
Annual stock option grant (options are granted with an exercise price set 25% above the Common Share weighted average market price over the five days prior to the date of grant and vest one third on the first, second and third anniversary of the date of grant)
30,000 options
3.	Member of the Board
	• Cash retainer	$60,000/annum
•
Annual stock option grant (options are granted with an exercise price set 25% above the Common Share weighted average market price over the five days prior to the date of grant and vest one third on the first, second and third anniversary of the date of grant)
24,000 options
	Member (attending)	$2,000/meeting
	Member (by telephone)	$1,000/meeting
4.	Audit Committee of the Board
	Chair - Annual fee	$20,000/annum
	Member - Annual fee	$5,000/annum
	Member (attending)	$2,000/meeting
	Member (by telephone)	$1,000/meeting
5.	Committees of the Board (other than Audit Committee)
	Chair - Annual fee	$10,000/annum
	Member - Annual fee	$5,000/annum
	Member (attending)	$1,500/meeting
	Member (by telephone)	$750/meeting
6.	Special Committees of the Board
	Chair - Annual fee	$10,000/annum
	Member - Annual fee	$5,000/annum
	Member (attending)	$1,500/meeting
	Member (by telephone)	$750/meeting
7.	Travel	$1,000 per round trip for non-business class travel over 3 hours

Directors may choose to convert all or part of their cash compensation into DSUs. The number of DSUs granted to a director is equal to the elected amount of the compensation divided by the weighted average price of the Common Shares on the TSX over the ten days prior to the calculation date.  The value of the DSUs is payable by the Corporation only after the director’s departure from the Board and is equal to the number of DSUs held by the director multiplied by the weighted average price of the Common Shares on the TSX over the ten days prior to the relevant redemption date.  Directors may elect to redeem their DSUs at any time prior to December 15th of the year following the year they ceased to be a director.  All amounts are paid in cash, subject to statutory withholdings.  A director may change his or her DSU election prior to the commencement of each calendar year.

The following table sets out the DSUs held by directors as at December 31, 2010:

Director	Number of DSUs Held as at December 31, 2010	Percentage of Cash Compensation as DSUs in 2010
Thomas Chambers	263,065	0%
Kevin J. Clarke	0	0%
Gary Collins	0	0%
Michel Desbiens	10,547	0%
William Dickson	0	0%
Benjamin Duster	10,547	0%
Richard Garneau	0	0%
Douglas Hayhurst	0	0%
Denis Jean	0	0%
Jeffrey Marshall	190,257	0%
Alan Miller	0	0%
Geoff Plant	0	0%
Dallas Ross	0	0%
Amit Wadhwaney	0	0%

The following table shows the value and components of the cash compensation elements paid to the Corporation’s directors in 2010:

Director(1)	Annual Board Retainer ($)	Annual Committee Retainer ($)	Annual Committee Chair Retainer ($)	Special Committee Retainer ($)	Special Committee Chair Retainer ($)	Meeting Fees ($)	Total Fees (Cash) ($)
Thomas Chambers	60,000	5,000	18,750	-	-	21,750	105,500
Gary Collins(2)	25,000	4,167	-	-	-	6,500	35,667
Michel Desbiens(2)	84,583	2,917	-	-	-	15,750	103,250
William Dickson	60,000	5,833	4,167	3,750	-	35,750	109,500
Benjamin Duster	101,667	-	5,833	-	7,500	27,250	142,250
Doug Hayhurst(3)	35,000	4,167	-	-	-	11,500	50,667
Denis Jean	80,833	2,917	4,167	3,750	-	35,250	126,917
Jeffrey Marshall	60,000	7,083	10,000	-	10,000	57,250	144,333
Alan Miller(3)	35,000	4,167	-	2,917	-	20,250	62,334
Geoff Plant(3)	35,000	4,167	-	-	-	12,750	51,917
Dallas Ross(3)	35,000	4,167	-	2,917	-	27,000	69,084
Amit Wadhwaney(2)(4)	-	-	-	-	-		-

(1)
Mr. Garneau, as Chief Executive Officer of the Corporation up to May 31, 2010, did not receive compensation in his capacity as a director.  Mr. Clarke as Chief Executive Officer of the Corporation from June 21, 2010 does not receive compensation in his capacity as a director.

(2)	Mr. Collins resigned from the Corporation effective May 31, 2010. Mr. Desbiens retired as Chair and a director effective July 30, 2010 and Mr. Wadhwaney resigned as a director effective July 30, 2010.

(3)	Messrs. Hayhurst, Miller, Plant and Ross joined the Corporation as of May 31, 2010.

(4)
Mr. Wadhwaney, a director and employee of Third Avenue Management, LLC which exercises voting control over approximately 33% of the Common Shares, waived all director compensation (other than reimbursement of expenses) for the time he was a director.

The following table shows all compensation provided to the directors for the Corporation’s most recently completed financial year other than Mr. Garneau and Mr. Clarke who, as Chief Executive Officers of the Corporation, do not receive compensation in their capacity as a director.

Name	Fees earned ($)	Share based awards ($)	Option based awards ($)(1~~)~~	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Thomas Chambers	105,500	-	-	-	-	-	105,500
Gary Collins	35,667	-	-	-	-	-	35,667
Michel Desbiens	103,250	-	-	-	-	-	103,250
William Dickson	109,500	-	-	-	-	-	109,500
Benjamin Duster	142,250	-	-	-	-	-	142,500
Doug Hayhurst	50,667	-	-	-	-	-	50,667
Denis Jean (2)	126,917	-	-	-	-	-	126,917
Jeffrey Marshall	144,333	-	-	-	-	-	144,333
Alan Miller	62,334	-	-	-	-	-	62,334
Geoff Plant	51,917	-	-	-	-	-	51,917
Dallas Ross	69,084	-	-	-	-	-	69,084
Amit Wadhwaney	-	-	-	-	-	-	-

(1)	No options were granted to the directors in 2010.
(2)	Mr. Jean was also paid $52,000 for services he provided to the Corporation while acting as Interim CEO from June 1, 2010 to June 21, 2010.

The following table shows all outstanding share based and option based awards for each director as at December 31, 2010.

	Option Based Awards(1)				Share Based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date ($)	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
Thomas Chambers	24,000 24,000 25,765 24,000	4.57 1.95 1.44 0.40	3/28/2017 1/16/2018 7/29/2018 2/12/2019	-	48,116	11,307
Gary Collins	-	-	-	-	-	-
Michel Desbiens	36,000 24,000 25,767 12,000	4.57 1.95 1.44 0.40	3/28/2017 1/16/2018 7/29/2018 2/12/2019	-	-	-
William Dickson	24,000 24,000	1.44 0.40	7/29/2018 2/12/2019	-	80,160	18,838
Benjamin Duster	24,000 24,000 25,765 24,000	4.57 1.95 1.44 0.40	3/28/2017 1/16/2018 7/29/2018 2/12/2019	-	3,544	833
Doug Hayhurst	-	-	-	-	-	-
Denis Jean	24,000 24,000 25,765 24,000	4.57 1.95 1.44 0.40	3/28/2017 1/16/2018 7/29/2018 2/12/2019	-	-	-
Jeffrey Marshall	24,000 24,000 25,765 24,000	4.57 1.95 1.44 0.40	3/28/2017 1/16/2018 7/29/2018 2/12/2019	-	9,482	2,228
Alan Miller	-	-	-	-	-	-
Geoff Plant	-	-	-	-	-	-
Dallas Ross	-	-	-	-	-	-
Amit Wadhwaney(3)	-	-	-	-	-	-

Notes:

(1)
Underlying securities are Common Shares.   All options vest as to one-third on the first, second and third anniversary of the date of grant.  Options which expire on 3/28/2017, 1/16/2018 and 2/12/2019  were granted pursuant to the director compensation program.   Options which expire on 7/29/2018 were granted to compensate the holder for the diminution in value of previously granted options caused by the dilutive impact of a rights offering completed in 2008 (the “Rights Offering”).

(2)
Reflects outstanding RSUs.  Underlying securities are Common Shares.  The RSUs vest three years from their grant date and represent RSUs granted pursuant to the director compensation program and RSUs granted to compensate the holder for the diminution in value of previously granted equity based compensation caused by the dilutive impact of the Rights Offering.

(3)	Mr. Wadhwaney elected to waive his entitlement to director compensation for the time he was a director, other than reimbursement of expenses.

.	Incentive Plan Awards - Value Vested or Earned

Name	Option based awards - value vested during the year ($)	Share based awards - value vested during the year1 ($)	Non-equity incentive plan compensation - value earned during the year ($)
Thomas Chambers	-	32,8662	-
Gary Collins	-	32,8662	-
Michel Desbiens	-	68,6453	-
Benjamin Duster	-	32,8662	-
Denis Jean	-	32,8662	-
Jeffrey Marshall	-	32,8662	-

(1)	Reflects RSUs where underlying securities are Common Shares. These RSUs were paid out in cash, rather than through the issuance of Common Shares.

(2)	These RSUs vested on April 23, 2010 and were paid out in May, 2010 on the basis of the $0.41 per share closing price of the Common Shares on April 23, 2010.

(3)
Represents 1,137 RSUs that vested when Mr. Desbiens retired in July, 2010 that were paid out in August, 2010 on the basis of $0.15 per share and other RSUs that vested on April 23, 2010 and were paid out in May, 2010 on the basis of the $0.41 per share closing price of the Common Shares on April 23, 2010.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Corporation’s executive compensation strategy is based on a compensation philosophy which includes three principal components:

(i)	base salary and benefits aimed at compensating the executive for specific and general accountabilities as well as the skills, knowledge and experience brought to the job;

(ii)	short term incentives payable in cash intended to focus initiative on annual objectives and reward behaviour that achieves corporate performance targets; and

(iii)	mid and long term incentives granted partly through the issuance of stock options and restricted share units to encourage the enhancement of shareholder value and partly payable in cash.

The total compensation strategy is intended to accomplish the following objectives:

•	to attract executive officers who have demonstrated superior leadership and management skills;

•	to retain the services of valued members of the executive team throughout the normal business cycles typical of resource-based companies;

•	to link the interests of the executive officers with those of the shareholders; and

•	to motivate executive officers to achieve excellence within their respective areas of accountability.

The Corporation believes these objectives will be reached with a total compensation package which corresponds to base salaries targeted at or below the median of primary and/or secondary peer groups established by the Board with the assistance of independent consultants and where executive officers have the potential to more than make up for such discount through awards under the short, mid and long term incentive plans aimed at top decile comparator levels.  Actual awards paid to executives will vary based upon both individual and corporate performance as determined by the Compensation Committee  Under this philosophy average performance is expected to merit below average pay and superior performance is rewarded with top decile pay.  Variability may exist between the 50th and 90th percentile based on the knowledge, experience and performance that the executive brings to his or her respective position.

Salaries, benefits and perquisites are generally reviewed annually and adjustments are made when appropriate.

Various sources of market data are used to ensure that executive compensation levels are aligned with competitive market trends and that the executive compensation plan remains competitive relative to total compensation packages for similar roles in the forest industry and general industry.

Independent Consultants

The Compensation Committee regularly receives a report from an independent consultant which provides the committee with information on current compensation practices.  In 2010 management retained Towers Watson for certain compensation consulting services relating to executive MLTIP and to provide advice on the market competitiveness of the Corporation’s executive compensation. The aggregate amount paid to Towers Watson for 2010 in respect of all such services was $62,400.  Towers Watson also provides pension consulting and actuarial services to the Corporation and Mercer provides general employee compensation, pension, and benefit consulting services and benefit administration services.

Decisions made by the Corporation with respect to the compensation of its executives are its own responsibility and reflect factors and considerations other than the information provided by any compensation consulting firms.

Base Salary, Benefits and Perquisites

Base salaries are targeted at or below the median of primary and/or secondary peer groups established by the Board with the assistance of independent consultants.  Variability may exist between the 50th and 90th percentile based on the knowledge, experience and performance that the executive brings to his or her respective position.

Short Term Incentive Plan

The executive short-term incentive plan (“STIP”) is intended to provide variable pay based on the achievement of measurable corporate and individual performance objectives.  Each executive position has a target STIP award value that is expressed as a percentage of base salary.  The percentage of base salary represented by the target STIP award for each Named Executive Officer (as defined below) is as follows:  Mr. Garneau: 132%; Mr. Clarke: 60%; Mr. Baarda: 45%; Mr. Boniferro: 40%; Mr. Lindstrom: 40%; Mr. Johnston: 40%.  Target STIP potential is established at the 75th percentile and the 90th percentile level of total cash compensation reflected in market data for Forest and Paper Product and for General Industry peer groups established by the Board with the assistance of independent consultants.  STIP targets and awards are designed to be reflective of executive performance and are linked to specific value creation within the organization, critical to the viability of a cyclical business. STIP awards are allocated in cash, although at the executive’s discretion, all or a portion of the award may be redirected in the form of restricted share units.

No specific STIP program was in effect for the period from January 1, 2010 to June 30, 2010.  The Board of directors established a STIP program for the period July 1, 2010 to March 31, 2011 (“2010 STIP”) linked to targeted run rate improvements of $104 million in dollar terms on an annualized basis that if successfully implemented would move the Corporation toward the goal of positive cash flow.

STIP Metrics

The total 2010 STIP award for the Corporation’s executives will be determined by the Board of directors after the end of the first quarter of 2011.  There are two elements to 2010 STIP awards, a corporate element based on the Corporation achieving a threshold level of the targeted run rate improvements and an individual element based on achievement of individual objectives.  If the Corporation achieves the threshold level of run rate improvements, the Chief Executive Officer then recommends specific STIP awards for executives to the Compensation Committee based on the corporate and individual achievements, and the Compensation Committee recommends to the Board the appropriate 2010 STIP award for the Chief Executive Officer and the other executives.

Corporate Element

If the Corporation is successful in achieving more than 50% of the $104 million of the run rate improvements in dollar terms on an annualized basis, then an executive bonus pool of $1.2 million will be established.  If however more than 50% but less than 100% is achieved, then the bonus pool will be proportionately reduced based on the level of improvements actually achieved.  If more than 100% of the achievements are achieved, the bonus pool will be proportionately increased based on the level of improvements actually achieved to a maximum of 125%.

Individual Element

Specific objectives have been established by the Compensation  Committee for the Chief Executive Officer and for each executive by the Chief Executive Officer in connection with the run rate improvements for the 2010 STIP program and the goal of positive cash flow by the end of the 2010 STIP period.

Measurement

Achievement of the corporate element of the 2010 STIP for the period of the 2010 STIP program will be reviewed and verified by the Audit Committee of the Board after the end of the first quarter of 2011. Each executive’s progress on his or her individual objectives is monitored by the Compensation Committee on a quarterly basis.

Mid and Long Term Incentive Plan

The Board believes that executives should have a stake in the Corporation’s future and their interests should be aligned with those of the shareholders.

In 2010, the Compensation Committee with the assistance of independent consultants implemented a mid to long term incentive plan (“2010 MLTIP”) for the period August 1, 2010 to July 31, 2012 to further this objective.  The previous mid to long term incentive plan ended at December 31, 2009 and there was no mid to long term incentive plan in place from January 1, 2010 to July 31, 2010.

The 2010 MLTIP has targets established as a percentage of base salary set at the 75th  percentile and the 90th percentile level of total direct compensation reflected in market data contained in both the Hay Forest Industry Survey Report and the Hay All Industrial Average Survey and Forest and Paper Product and General Industry peer groups established by the Board with the assistance of independent consultants. The 2010 MLTIP has two components, time based awards payable either through allocations to the Corporation’s Supplemental Retirement Plan for Senior Executives or in cash and performance based awards through grants of RSUs under the Corporation’s RSU Plan and stock options under the Corporation’s stock option plan. Vesting of RSUs and stock options is linked to the share price of the Corporation’s Common Shares while the payout of RSUs and the ability to exercise stock options also has a time based element.

Time based awards are based on 50% of the target MLTIP for each executive.   The number of RSUs and stock options granted to an executive under the 2010 MLTIP is based on 25% of his or her target MLTIP at the beginning of the performance period (August 1, 2010) allocated 50% to RSUs (based on two times a price of $0.125 per Common Share at the time of grant representing a premium of approximately 25% over the Market Value of the Common Shares under the RSU Plan at that time) and allocated 50% to stock options (based on a binomial options pricing model).  The remaining 25% of the target MLTIP for each executive does not apply for the period of the 2010 MLTIP.   When the 2010 MLTIP was implemented, the Board made a number of RSU and stock option grants to the Corporation’s executives pursuant to the plan. The stock options have a ten year life, and an exercise price equal to 25% over the weighted average price per share of the Common Shares for all sales of Common Shares on the TSX during the five consecutive trading days preceding the date of the grant of the options.

Time based awards are payable in three instalments over the period of the plan commencing with the first instalment on April 1, 2011.  In order to be eligible for time based awards, the executive must be employed by the Corporation on the applicable payment date.  Vesting of the RSUs and stock options granted under the 2010 MLTIP occurs when the weighted average price per share of the Corporation’s Common Shares for all sales of such shares on the TSX over 20 consecutive trading days reaches or exceeds $0.25 per share.  Vesting occurred in January, 2011.  The payment date for the RSUs and the date that the stock options become exercisable is August 1, 2012. Payment of time based awards, the payment date for RSUs and the date that the stock options become exercisable is accelerated in the event of a change of control event.

Option and RSU Grants

From time to time the Board of directors makes additional grants of RSUs or stock options to executives.  For example, an RSU grant, typically with a time vesting component attached, may be made as a “signing” bonus or in lieu of a perquisite such as a car lease or housing allowance.

66,800 RSUs which Mr. Garneau was granted at the time he became Chief Executive Officer vested on April 23, 2010.  The Board of directors elected to have the Corporation satisfy these RSUs with cash, rather than through the issuance of Common Shares, on the basis of $0.41 per vested RSU (the closing price of the Common Shares at April 23, 2010) for a total payment to Mr. Garneau of $27,388.

In February, 2010, the Compensation Committee elected to have the Corporation satisfy certain RSUs held by Mr. Lindstrom and three other executives that had vested under the 2007 MLTIP on December 31, 2009 with cash, rather than through the issuance of Common Shares, on the basis of $0.22 per vested RSU (the trading price of the Common Shares at the time such RSUs were determined to have vested) for a payment in aggregate of $48,074. Mr. Garneau, Mr. Baarda, Mr. Boniferro and Mr. Johnston had voluntarily surrendered their 2007 MLTIP RSUs and stock options in 2009 and did not participate in this payment.

66,800 RSUs which Mr. Boniferro was granted at the time he became an executive with the Corporation vested on December 31, 2010.  The Corporation satisfied these RSUs through the issuance of 66,800 Common Shares to Mr. Boniferro on January 19, 2011.

Performance Graph

The following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return from an investment in Common Shares of the Corporation with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”) and the TSX Paper & Forest Products Group and Sub Group (“TSXP&FP”) over the period from December 31, 2005 to December 31, 2010.  The graph illustrates a cumulative return on a $100 investment in Common Shares made on December 31, 2005 as compared with the cumulative return on the S&P/TSX and the TSXP&FP on the same dates.  The Common Share performance as set out in the graph does not necessarily indicate future performance.

	Dec 31 05	Dec 31 06	Dec 31 07	Dec 31 08	Dec 31 09	Dec 31 10
CTL	100.0	115.6	51.1	12.8	8.6	10.1
S&P/TSX	100.0	117.0	128.5	86.9	116.7	136.9
TSX P&FP	100.0	107.7	114.7	58.0	88.9	111.6

The graph above reflects the volatile and cyclical nature of the forest industry and the negative impact on markets of the global recession in 2008.  While global markets began to recover in 2009, the forest production industry and the Corporation remained negatively affected by structural changes in the industry in 2010, including permanently reduced demand for certain paper products and significant excess production capacity. The Corporation has structured its executive compensation strategy to take into account the cyclical nature and structural deficiencies of the industry and the need to link compensation to specific, objective executive goals, despite such cyclicality and deficiencies. Reflective of declining corporate performance resulting from the impact, in part, of a rising Canadian dollar, fibre shortages and low operating rates, the Corporation has maintained executive salaries at 2006 rates.  In addition no STIP awards were made in respect of the 2009 fiscal year and no STIP or MLTIP awards were made in respect of the first half of 2010.

Summary Compensation Table

The following table reflects compensation paid during 2010, 2009 and 2008 to each of the Chief Executive Officer, the Chief Financial Officer and the Corporation’s three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer earning a combined salary and bonus in excess of $150,000 (each a “Named Executive Officer” or “NEOs”), except that 2008 incentive plan amounts were paid in 2009.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Share based Awards ($)(1) (d)	Option based Awards ($)(2) (e)	Non-Equity Incentive Plan Compensation		Pension Value ($)(4) (g)	All Other Compen-sation ($)(5) (h)	Total Compensation ($) (i)
					Annual Incentive Plans ($)(3) (f)	Long term Incentive Plans ($) (f)
R. Garneau Former President and Chief Executive Officer	2010 2009 2008	252,834 612,000 612,000	- - 17,472	- - -	- - -	- - -	437,642 322,000 400,000 346,000	- - -	690,476 1,334,000 975,472
K. J. Clarke President and Chief Executive Officer	2010	331,731	60,750	70,574	-	-	316,587	-	779,642
B. Baarda(6) Vice President, Finance and Chief Financial Officer	2010 2009 2008	240,000 227,279 218,381	8,100 - -	9,410 - 27,235	- - 67,000	- - -	24,000 31,293 145,526	76,727 31,017 -	358,237 289,589 458,142
S. Boniferro(7) Senior Vice President, Human Resources	2010 2009 2008	250,000 250,000 250,000	8,100 - 74,148	9,410 - -	- - 76,000	- - -	212,500 222,000 217,500	30,200 - -	510,210 472,000 617,648
B. Johnston(8) Vice President, Operations	2010 2009 2008	240,000 227,307 218,382	8,100 - -	9,410 - 27,897	- - 67,000	- - -	24,000 31,293 170,299	99,662 37,956 28,022	381,172 296,556 511,600
R. H. Lindstrom(9) Vice President, Supply Chain, Energy & IT	2010 2009 2008	235,000 226,538 225,000	8,100 - 18,454	9,410 - 51,464	- - 70,000	- 12,319 -	27,805 32,582 32,400	101,979 - -	382,294 271,439 397,318

Notes:

(1)
Represents the fair value of RSUs on the grant date based on the closing price of the Common Shares on the TSX on the grant date. In addition to the RSU amounts listed in the table:  (i) in 2008 Mr. Garneau was granted 183,153 RSUs having a grant date fair value of $120,002 to compensate for the diminution in value of previously granted RSUs caused by the dilutive impact of the Rights Offering; (ii) in 2009 Mr. Baarda was granted 162,609 RSUs having a grant date fair value of $30,733; (iii) in 2009 Mr. Boniferro was granted 165,217 RSUs having a grant date fair value of $31,226; and (iv) in 2009 Mr. Johnston was granted 162,609 RSUs having a grant date fair value of $30,733.  All of these RSUs were granted pursuant to and were to vest in accordance with the provisions of the 2007 MLTIP.  In March 2009 each of Mr. Garneau, Mr. Baarda, Mr. Boniferro and Mr. Johnston voluntarily surrendered all RSUs granted to them pursuant to the 2007 MLTIP for no consideration or expectation of future grants and these RSUs are therefore not reflected in the table. A discount of 55% was appled to RSUs granted pursuant to the 2010 MLTIP reflecting management’s estimate of the likelihood of the stock price meeting the vesting threshold.

(2)	Represents the fair value of stock options on the grant date. The fair value was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2008	2010
Risk-free interest rate	3.8%	2.5%
Annual dividends per share	NIL	NIL
Expected stock price volatility	40.0%	69.9%
Expected option life (in years)	8.5	10
Average fair value of options granted (in dollars)	$0.51	$0.06

The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the stock option.  The Corporation estimated the annual dividends per share, expected stock price volatility and expected option life based upon historical experience.  A discount of 37% was applied to stock options granted pursuant to the 2007 MLTIP, reflecting management’s estimate of the likelihood that certain performance targets established under the 2007 MLTIP would not be achieved. A discount of 55% was applied to stock options granted pursuant to the 2010 MLTIP reflecting management’s estimate of the likelihood of the stock price meeting the vesting threshold.

       During 2008 Mr. Garneau was granted 400,698 stock options having a grant date fair value of $104,863 to compensate for the diminution in value of previously granted options caused by the dilutive impact of the Rights
       Offering.  All of these options were granted pursuant to and were to vest in accordance with the 2007 MLTIP.  In addition, each of Mr. Baarda and Mr. Johnston were granted 366,666 stock options having a grant date fair value of
       $95,957 and Mr. Boniferro was granted 372,549 stock options having a grant date fair value of $97,497.  All of these options were granted pursuant to and were to vest in accordance with the 2007 MLTIP.  Each of Mr. Garneau,
       Mr. Baarda, Mr. Boniferro and Mr. Johnston voluntarily surrendered all options granted to them pursuant to the 2007 MLTIP for no consideration or expectation of future grants and these options are therefore not reflected in the table.

(3)	Mr. Garneau was entitled to a STIP award of $476,000 pursuant to achievements under the corporate and departmental component of the 2008 STIP but declined to accept such award.

(4)
Amounts in this column for all NEOs reflect annual contributions and allocations (including investment returns on notional account balances) to the Corporation’s defined contribution pension plan, including the Supplemental Retirement Plan for Senior Executives (“SERP”), for the years ended December 31, 2010, 2009 and 2008.  In the case of Mr. Clarke, $300,000 of the total pension contribution represents the annual SERP allocation to which he is entitled to under this employment agreement.  In the case of Mr. Garneau, $300,000 of the total pension contribution represents the annual SERP allocation to which he was entitled under his employment arrangement and $125,000 represents the pro-rated amount vested in 2010 up to the date of his resignation.  In addition, in 2009 the Board of directors approved a pension contribution of $400,000, representing a STIP award payable to Mr. Garneau in RSUs in respect of 2007, the issuance of which had been deferred.  Of Mr. Boniferro’s total pension contribution, $200,000 represents the SERP allocation made pursuant to Mr. Boniferro’s employment agreement with the Corporation which is intended to compensate Mr. Boniferro for a retention award and loss of pension benefits he would have been entitled to from his former employer.

(5)
Except where indicated, perquisites, including property and personal benefits, do not exceed in the aggregate $50,000 or more than 10% of the respective Named Executive Officer’s total salary for the financial year.

(6)
Mr. Baarda was appointed Chief Financial Officer on November 5, 2009.  Prior to that he was Vice President, Operations - Newsprint, ONP Procurement & Recycling.  Amounts in “All Other Compensation” consisted of:  (i) 2010 - $49,015 banked vacation payout; $12,512 mortgage subsidy; $9,000 car allowance; and $6,200 discretionary bonus; (ii) 2009 - $21,963  mortgage subsidy; $4,554 car lease; and $4,500 car allowance; and (iii) 2008 - $11,270 mortgage subsidy; and $9,265 car lease.

(7)	Amounts in “All Other Compensation” consisted of: (i) 2010 - $24,000 housing differential; and $6,200 discretionary bonus.

(8)
Amounts in “All Other Compensation” consisted of: (i) 2010 - $54,462 banked vacation payout; $30,000 housing allowance; $9,000 car allowance; and $6,200 discretionary bonus; (ii) 2009 - $30,000 relocation allowance; $3,456 car lease and $4,500 car allowance; and (iii) 2008 - $20,718 relocation allowance; $1,164 car lease; and $6,140 car allowance.

(9)	Amounts in “All Other Compensation” consisted of $88,667 banked vacation payout; $9,000 car allowance; and $4,312 discretionary bonus.

Incentive Plan Awards

Stock Option Plan

The Corporation has one stock option plan, the Catalyst Paper Corporation Amended and Restated Stock Option Plan (the “Plan”). The Plan provides for grants of options to acquire Common Shares of the Corporation to directors and employees of the Corporation and its subsidiaries in such numbers as the Compensation Committee determines from time to time.  The Plan authorizes the granting of options for up to 12,000,000 Common Shares, representing approximately 3.14% of the issued and outstanding Common Shares. Options to purchase a total of 7,581,693 Common Shares are currently outstanding under the Plan and 4,338,298 options are available for grant.  80,009 options have been exercised and cancelled.

Vesting

The maximum term of all stock options issued under the Plan is 10 years, although the Compensation Committee may provide for a shorter term in its discretion. The exercise price of the options is not less than the five day average trading value of the Common Shares on the TSX immediately preceding the date of grant. The vesting of the options is determined by the Compensation Committee at the time of the grant; however most options become exercisable as to one-third on or after the first, second and third anniversary of the date of grant. Some previously granted options also become immediately exercisable if a predetermined share price hurdle is exceeded, although the Corporation no longer follows this practice.  For those options the share price hurdle is based on a benchmark compound annual growth rate calculated over a specified period of time, as established by the Compensation Committee at the time of grant.

Limitations on Grants

The Plan provides that no options will be granted if the aggregate number of Common Shares reserved for issuance pursuant to those options and any other stock options granted by the Corporation to any one person would exceed 5% or, in the case of insiders of the Corporation, would exceed 10%, of all of the outstanding Common Shares. Options are not assignable or transferable, although if an option holder dies, his or her legal personal representative may exercise the option in accordance with the terms of the Plan.

Cessation of Entitlement

The restrictions and conditions applicable to the options in the event that an employee ceases to be associated with the Corporation is determined by the Compensation Committee at the time of the option grant. Generally, however, options are granted on the basis that:

(a)	if an option holder dies, vested options must be exercised by his or her personal representatives no later than the later of:

(i)	90 days after the earlier of the date of the grant of probate of the estate and the first anniversary of the date of death; and

(ii)	90 days after the end of the fiscal year of the Corporation in which the death occurred;

(b)	if an option holder retires or becomes permanently disabled, vested options must be exercised no later than the earlier of:

(i)	90 days after the end of the fiscal year of the Corporation in which the option holder retired or became disabled; and

(ii)	the end of the options’ term;

(c)	if an option holder’s employment is terminated either voluntarily or without cause, vested options must be exercised within 30 days after the date of termination of employment; and

(d)	if an option holder’s employment is terminated for cause, all options terminate immediately.

The Board may terminate the Plan at any time. In addition, the Board may, without Shareholder approval, make amendments related to:

(a)	formal minor or technical modifications to any of the provisions of the Plan;

(b)	corrections of any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c)	changes to the vesting provisions of options or the Plan;

(d)
changes to the termination provisions of options which do not entail an extension beyond the original expiry date of the options, unless as a result of a blackout period extension (as discussed below);

(e)
additions of cashless exercise features to the Plan which provide for the payment in cash or securities on exercise of options and which provide for a full deduction of the number of underlying securities from the Plan reserve in such case; and

(f)	the addition of, or changes to, provisions relating to any form of financial assistance provided by the Corporation to participants that would facilitate the purchase of securities under the Plan,

provided, however, that no such amendments may be made without the consent of each affected participant in the Plan if the amendment would adversely affect the rights of such affected participant. Shareholder approval is required for any other amendments, and such approval is specifically required for any amendment that results in (i) an increase in the number of Common Shares issuable under options granted under the Plan; (ii) a reduction in the exercise price of an option; (iii) the cancellation and reissue of any option; (iv) an extension of the term of an option granted under the Plan benefiting an insider of the Corporation (within the meaning of the rules of the TSX); or (v) options becoming transferable or assignable other than for normal course estate settlement purposes.

Restricted Share Unit Plan

The RSU Plan provides for the issuance of RSUs to directors and employees of the Corporation. The RSU Plan is administered by the Compensation Committee who approves those employees and directors who are entitled to receive RSUs and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Corporation. Each RSU awarded conditionally entitles the participant to the delivery of one Common Share upon attainment of the RSU vesting period.  Currently, 3,294,846 RSUs are outstanding under the RSU Plan, representing 3,294,846 Common Shares.

RSUs vest in accordance with terms determined by the Compensation Committee, which may be based on, among other things, one or more of the following factors: (i) the return to Shareholders with or without reference to other comparable businesses; (ii) the financial performance or results of the Corporation; (iii) other performance criteria relating to the Corporation; and (iv) the length of time of service by the participant. The performance terms that the Compensation Committee may apply to RSUs are intended to strengthen the link between the Corporation’s performance and the value of the RSUs at the time that they are paid out. In some cases, RSUs may vest immediately, depending upon the purpose of the individual RSU grant and the intended compensation goal. The conditions relating to the vesting of RSUs are determined by the Compensation Committee in its sole discretion.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares. The Common Shares may be issued from treasury at the time of vesting, or may be purchased by the Corporation on the market for delivery to the participant.

The expiry period of RSUs will be determined by the Compensation Committee at the time of grant. However, the latest possible expiry date for all RSUs is two years after the participant ceases to be a director or an employee of the Corporation.

Dividends

A participant’s RSU account will be credited with additional RSUs if and when the Corporation declares a cash dividend on the Common Shares, based on the number of Common Shares the participant would have held on the record date for the payment of the dividend. For this purpose, the number of additional RSUs to be credited will be calculated based on the arithmetic average of the closing price of the Common Shares on the TSX for the five trading days on which a board lot was traded immediately following the dividend record date.

Maximum Number of Common Shares Issued

The maximum number of Common Shares issuable under the RSU Plan is 9,500,000, representing approximately 2.49% of the issued and outstanding Common Shares.  To date, 66,800 Common Shares have been issued pursuant to any RSUs, 934,416 RSUs that vested were paid in cash resulting in 8,498,784 Common Shares currently issuable under the RSU Plan.  Common Shares purchased on the market to honour RSU grants are not be counted for the purpose of determining the number of Common Shares issued under the Plan. The maximum number of Common Shares reserved for issuance under both the RSU Plan and the Plan is 20.4 million (net of options and RSUs that have been cancelled), representing approximately 5.35% of the issued and outstanding Common Shares. The RSU Plan provides that the maximum number of Common Shares issued to insiders (as that term is defined by the TSX), together with any Common Shares issued pursuant to any other security based compensation plan of the Corporation, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the RSU Plan, together with any Common Shares issued to insiders pursuant to any other security based compensation arrangement of the Corporation within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

Cessation of Entitlement

Generally, if a participant voluntarily resigns his or her position as a director or employee of the Corporation, or if a participant’s employment is terminated for cause, all unvested RSUs are forfeited. If a participant retires, dies or becomes disabled or if a participant who is a director ceases to be a director of the Corporation at the request of the Board of directors or as a result of a Shareholder vote, a pro rata portion of unvested RSUs is deemed to vest, based on the number of months between the date the RSUs were granted and the date such participant ceased to be a director or an employee. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, all unvested RSUs are forfeited. However, in such case, at the Corporation’s discretion, all or a portion of such participant’s RSUs may be vested or may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion.

Transferability

RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Corporation may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the participant or the participant’s spouse, minor children or minor grandchildren.

Amendments to the RSU Plan

The Board of directors may, without notice and without further shareholder approval, at any time and from time to time, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan,

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan,

(c)	to change the vesting provisions of RSUs or the RSU Plan; and

(d)	to change the termination provisions of RSUs or the RSU Plan which does not entail an extension beyond the original expiry date of the RSU;

provided, however, that:

(e)
no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

(f)	Shareholder approval shall be obtained in accordance with the requirements of the Toronto Stock Exchange for any amendment that:

(i)	increases the maximum number of Common Shares issuable pursuant to the RSU Plan;

(ii)	extends the expiry date for RSUs granted to insiders under the RSU Plan;

(iii)	provides for other types of compensation through Common Share issuance;

(iv)	expands the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

(v)	adds additional categories of participants.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes, as at December 31, 2010, the securities authorized for issuance under the Plan and the RSU Plan:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by securityholders (1)	10,876,539	0.74	9,542,235
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	10,876,539	0.74	9,542,235

Notes:

(1)
These securities represent common shares issuable upon the exercise of stock options granted under the Stock Option Plan or upon the vesting of RSU under the RSU Plan.  As of March 17, 2011, the Corporation had 7,815,693 options issued and outstanding under the Plan and 3,294,846 RSUs issued and outstanding under the RSU Plan.

Outstanding Share based and Option based Awards

The following table shows all outstanding stock options and RSUs held by each of the Named Executive Officers as at December 31, 2010:

	Option Based Awards(1)				Share Based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date ($)	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
R. Garneau	-	-	-	-	-	-
K. J. Clarke(3)	2,419,355	0.13	8/31/2020	-	1,500,000	352,500
B. Baarda(3)	50,000 50,000 43,000 7,000 45,590 322,581	4.39 3.62 3.39 3.29 1.15 0.13	1/29/2014 1/3/2015 1/24/2016 4/26/2016 7/29/2018 8/31/2020	-	200,000	47,000
S. Boniferro(3)	322,581	0.13	8/31/2020	-	200,000	47,000
B. Johnston(3)	50,000 50,000 50,000 46,698 322,581	4.39 3.62 3.29 1.15 0.13	1/29/2014 1/3/2015 4/26/2016 7/29/2018 8/31/2020	-	200,000	47,000
R. Lindstrom(3)(4)	62,500 62,500 58,000 10,000 65,708 30,809 59,153 322,581	4.39 3.62 3.39 3.29 3.06 1.15 1.15 0.13	1/29/2014 1/3/2015 1/24/2016 4/26/2016 7/31/2014 7/29/2015 7/29/2018 8/31/2020	-	200,000	47,000

Notes:

(1)	Underlying securities are Common Shares.

(2)	Represent RSUs. Underlying securities are Common Shares.

(3)
The options that expire in 2020  and the RSUs vest when the weighted average price of the Common Shares exceeds $0.25 per share for 20 consecutive trading days which equates to two times the five day weighted average price per share at the time of grant representing a premium of approximately 25% over the market value of the Common Shares at that time determined in accordance with the RSU Plan at that time. Except for Mr. Lindstrom’s 65,708 options that expire  July 31, 2014 and 30,809 options that expire July 7, 2015, the balance of the options in the above table vest as to one-third on the first, second and third anniversary of the date of grant.

(4)	Mr. Lindstrom’s 65,708 options that expire July 31, 2014 and 30,809 options that expire July 7, 2015 vested on December 31, 2009.

Incentive Plan Awards - Value Vested or Earned

Name	Option based awards - value vested during the year ($)	Share based awards - value vested during the year ($)	Non-equity incentive plan compensation - value earned during the year ($)
R. Garneau	-	27,388	-
K. J. Clarke	-	-	-
B. Baarda	-	-	-
S. Boniferro	-	15,698	-
B. Johnston	-	-	-
R. Lindstrom	-	-	-

None of the vested options held by the Named Executive Officers were in-the-money during all of 2010.

Pension Plan Benefits

Defined Contribution Pension Plan

Each of the Named Executive Officers participates in a defined contribution plan pursuant to which the Corporation contributes 5% (7% in 2009 and 2008) of the executive’s base salary and bonus to a maximum of $22,450 in 2010 ($22,000 in 2009 and $21,000 in 2008).  The executive directs the investment of his or her defined contribution account based on a number of alternatives.  Upon retirement the executive is entitled to all amounts contributed to and earned on his or her defined contribution account, but no minimum amount of investment return or payout is guaranteed.

In addition, the Corporation has established a defined contribution segment of the Corporation’s Supplemental Retirement Plan for Senior Executives (the “SERP”).  As at December 31, 2010, each of the Named Executive Officers is a member of the defined contribution segment of the SERP other than Mr. Garneau who ceased to be a member of the SERP after his resignation in 2010.

The Corporation makes regular contributions to the SERP on behalf of the executives, the amount of which varies among the executives.  Mr. Clarke’s SERP account is credited with an annual lump sum allocation of $300,000 on July 1 of each year, the first such payment made on July 1, 2010.  Mr. Garneau’s SERP account was credited with an annual lump sum allocation of $300,000, payable on January 1 of each year, with the first payment being a prorated payment of $225,000 made on January 1, 2008 based on the number of months of employment in 2007.  Mr. Boniferro’s  SERP account is credited with a lump sum allocation of $200,000 on January 1 of each of 2008, 2009, 2010 and 2011, after which the lump sum amount decreases to $25,000.  The SERP account of each of Mr. Baarda, Mr. Johnston and Mr. Lindstrom is credited with an amount equal to 10% of their respective salary and bonus less the amount credited to the defined contribution plan referred to above.   Under the defined contribution segment of the SERP, the amount of bonus recognized in pensionable earnings is limited to 50% of the bonus payment for the year subject to a further limit of 50% of the executive’s target bonus.  The portion of the bonus that is not recognized due to this latter limit may be carried forward to the following calendar years and applied in years in which the target bonus limit is not reached.

Amounts allocated under the SERP for Mr. Clarke vest in quarterly increments after they are allocated except that for the allocation on July 1, 2010, $25,000 of the allocation vests at the end of each month from July 31, 2010 to June 30, 2011.  Amounts payable under the SERP for Mr. Garneau vested on the first day of each year based on the period of employment in the preceding year so that a pro-rated amount vested in 2010 on the effective date of his resignation from the Corporation. Amounts for Mr. Boniferro vest at the end of each year. Amounts allocated to other executives under the SERP vest once he or she has participated in the SERP for five years or has reached 55 years of age.

 Upon retirement, the executive can elect to receive benefits as either a lump sum or in ten equal annual installments, calculated based on the 10 year Government of Canada bond rate.  Amounts allocated to the SERP are secured by a letter of credit except in the case of amounts allocated to Mr. Clarke.

Defined Contribution Plans Table

Name	Accumulated value at start of year ($)	Compensatory ($)(1)	Non-compensatory ($)(2)	Accumulated value at year end ($)
K. J. Clarke	-	316,587	2,579	319,166
R. Garneau	1,244,837	437,642	(465)	- (3)
B. Baarda	384,530	24,000	29,777	438,307
S. Boniferro	470,248	212,500	78,416	761,164
B. Johnston	471,804	24,000	38,519	534,324
R. Lindstrom	1,000,706	27,805	(67,539)	1,096,049

(1)	Represents the employer contribution.

(2)	Represents non-compensatory amounts including employee contributions and regular investment earnings on employer and employee contributions.

(3)	Mr. Garneau’s SERP and other Defined contributions were paid out in 2010 after he left the Corporation.

The compensatory amounts paid to the Named Executive Officers pursuant to the Corporation’s retirement plans in respect of the year ended December 31, 2010 are included in the Summary Compensation Table on page 18  under the column entitled “Pension Value”.

Termination and Change of Control Benefits

Pursuant to the employment agreement between Mr. Clarke and the Corporation dated June 16, 2010, if Mr. Clarke’s employment is terminated without cause (he will be entitled to continuation of his base salary for 24 months following the date of termination (the “Salary Continuance Period”) together with an amount equal to the amount of the corporate component of any STIP award made during such period.  All employment benefits, perquisites and privileges will continue during the Salary Continuance Period.  In addition, Mr. Clarke will receive job relocation counseling services to a maximum of $25,000.  If Mr. Clarke’s accountabilities or authority of his role is significantly altered within 12 months after a change of control of the Corporation, he will be entitled to a lump sum payment equal to two years’ base salary plus STIP amounts earned. Assuming that termination occurred on December 31, 2010 the estimated value of the incremental payments and benefits to which Mr. Clarke is entitled under the agreement is $1,937,500.

Pursuant to the employment agreement between Mr. Boniferro and the Corporation dated November 23, 2007, if Mr. Boniferro’s employment is terminated without cause he will be entitled to continuation of his base salary for 12 months following the date of termination (the “Salary Continuance Period”) together with an amount equal to the amount of the corporate component of any STIP award made during such period.  The Corporation will continue all pension and SERP contributions during the Salary Continuance Period and all employment benefits, perquisites and privileges will continue during such period.  In addition, Mr. Boniferro will receive job relocation counseling services to a maximum of $25,000.  Assuming that termination occurred on December 31, 2010 the estimated value of the incremental payments and benefits to which Mr. Boniferro is entitled under the agreement is $575,300.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the most recently completed financial year, there was no material indebtedness outstanding to the Corporation or any of its subsidiaries owed by any current and former officers, directors and employees of the Corporation and its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, no informed person (as that term is defined in National Instrument 51-102-Continuous Disclosure Obligations), proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation has purchased primary and excess directors’ and officers’ liability insurance policies for the benefit of the directors and executive officers of the Corporation and its subsidiaries against any liability, including legal costs, incurred by them in their capacity as directors or executive officers of the Corporation and its subsidiaries, subject to all of the terms and conditions of such policies.  The aggregate amount of premiums in the year ended December 31, 2010 paid by the Corporation in respect of directors and executive officers as a group was approximately $406,667.  The total limit of insurance purchased for all directors and executive officers is $100 million per loss and in the aggregate on an annual basis.  An additional $25 million in coverage was added in 2006 through a Difference in Conditions policy for claims made against individual directors and officers.  This new policy provides enhancements not available in the underlying policies.  There is no deductible for claims made against individual directors and executive officers.  The Corporation is an insured entity under the program against liability arising from (a) securities claims; (b) oppressive conduct claims; and (c) Canadian pollution claims. The deductible for claims made against the Corporation is $250,000.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s corporate governance disclosure obligations are set out in National Instrument 58-101 - Disclosure of Corporate Governance Practices, National Policy 58-201 - Corporate Governance Guidelines and National Instrument 52-110 - Audit Committees.  These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Governance Guidelines”). The Governance Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.  Set out below is a description of the Corporation’s approach to corporate governance in relation to the Governance Guidelines.  Attached as Schedule A to this Circular is a chart which summarizes the alignment of the Corporation’s governance practices with the Governance Guidelines.

Composition of the Board

The Board makes an annual determination of the independence of each director, based on Governance Guidelines and the Sarbanes-Oxley Act of 2002.  In March 2011 the Board determined that all directors except Mr. Clarke are independent. Mr. Clarke is not independent because he is Chief Executive Officer of the Corporation.

The Chair of the Board is Benjamin Duster, an independent director.  Mr. Desbiens was the Chair of the Board until his retirement on July 30, 2010. The Board has established terms of reference for the Chair, whose primary responsibilities include (i) acting as a principal sounding board and counselor for the Chief Executive Officer; (ii) leading the Board and monitoring and evaluating the performance of the Chief Executive Officer; (iii) coordinating with the Chief Executive Officer to ensure that management strategy, plans and performance are represented to the Board and Shareholders as appropriate; (iv) providing leadership to the Board and assisting the Board in reviewing and monitoring the aims, strategy, policy and directions of the Corporation; and (v) retaining an independent perspective to best represent the interests of the Corporation, Shareholders and the Board.

The Deputy Chair of the Board is Denis Jean, an independent director.  The Board has established terms of reference for the Deputy Chair, whose primary responsibilities include (i) in the absence of the Chair, fulfilling all functions of the Chair, assisting the Chair in specific matters involving the operations of the Corporation where requested by the Chair and generally being available for counsel to the Chair.

All of the directors standing for election at the meeting, other than Mr. Clarke, Mr. Jean and Mr. Dickson are directors of public entities other than the Corporation.  See “Election of Directors”.

The Board has regular quarterly meetings and meets more frequently on an as-needed basis.  The Board met 18 times in the year ended December 31, 2010.  In addition to its regular quarterly meetings, the Board schedules separate meetings to review the Corporation’s strategic plan and operating and capital plan.  See “Election of Directors” for the attendance record of each director at the Board meetings and applicable Committee meetings.

At each regularly scheduled Board meeting and meeting of the Governance Committee, Human Resources and Compensation Committee and Audit Committee, an “in-camera” session is generally held at which only independent directors are present.  During 2010, five in-camera sessions were held at the Board meetings, four at the Governance Committee meetings, four at the Human Resources and Compensation Committee meetings and four at the Audit Committee meetings.

Board Mandate

The Board is responsible for the stewardship of the Corporation and satisfies its legal responsibility to manage or supervise the management of the business, in the interest of Shareholders, by overseeing the activities of the President and Chief Executive Officer. A copy of the text of the Administrative Guidelines and Terms of Reference for the Board is attached as Schedule B to this Circular.

The Board, under the leadership of the Chairman, has expressly acknowledged its stewardship role in:

(i)	appointment, remuneration and succession of senior management;

(ii)	strategic planning;

(iii)	review of annual budgets and performance targets;

(iii)	identification and monitoring of the principal risks of the Corporation’s business;

(iv)	monitoring and evaluating internal controls and management information systems; and

(v)	reviewing systems and policies for effective and timely shareholder communications.

The Board annually reviews and approves a long range strategic plan at a strategy session held with management. The Board obtains strategic updates from management at least quarterly. The Board also reviews and approves strategic transactions that are out of the ordinary course of business, including acquisitions, dispositions and financings.

The Board manages its own affairs, including selecting its Chair, nominating candidates for election to the Board, constituting committees of the Board, evaluating its own performance and determining director compensation. The specific mandate and duties and responsibilities of the Board are set forth in a comprehensive corporate governance manual which is provided to all directors upon their election to the Board. The manual is reviewed and updated on a regular basis and provides guidelines to the Board to assist it in carrying out its stewardship role.

New directors are provided with an orientation that includes a review of the Corporation’s business and operations, meetings with members of the executive team and visits to the Corporation’s manufacturing facilities.

The Board and its committees may retain outside advisors as they deem necessary. Individual directors, with the concurrence of Chair, may also engage outside advisors.

Position Descriptions

The Governance Committee has established position descriptions for the Board as a whole, each Board committee, individual directors, the Chair of the Board, the Deputy Chair of the Board and the Chief Executive Officer.  The Governance Committee reviews these mandates annually, and makes recommendations for amendments where appropriate.

Orientation and Continuing Legal Education

New directors are provided with an orientation that includes a review of the Corporation’s business and operations, meetings with members of the executive team and visits to the Corporation’s manufacturing facilities. New directors also receive the Corporation’s Code of Corporate Ethics and Behaviour. The Board provides continuing education opportunities for all directors so that they may maintain or enhance their skills and abilities as directors as well as to ensure their knowledge and understanding of the Corporation’s business remains current.  For example, from time to time the Corporation arranges for certain outside service providers to attend Board meetings to provide pertinent information to the directors on a variety of issues, such as, for example, current compensation trends.  In addition, the Corporation’s Chief Financial Officer, Vice President and Treasurer, Corporate Controller and representatives from the Corporation’s auditors regularly review with the Board specific accounting issues, and changes to accounting practices that are relevant to the Corporation.  The Board generally visits one of the Corporation’s manufacturing facilities at least once a year.

Ethical Business Conduct

The Corporation has adopted a Code of Corporate Ethics and Behaviour which applies to all directors, officers and employees.  The Code of Corporate Ethics and Behaviour can be viewed on the Corporation’s website at www.catalystpaper.com and is filed on SEDAR at www.sedar.com.  The Code of Corporate Ethics and Behaviour sets out the standards of conduct that apply to each person’s performance of his or her duties and is designed so that the Corporation’s affairs are conducted fairly, honestly and in strict compliance with all of its legal obligations.  The Corporation also has in place procedures for the submission of confidential, anonymous complaints by employees regarding accounting, auditing and internal controls.

Nomination of Directors

The Board nominates its own candidates for election as directors.  The Governance Committee annually assesses the composition of the Board taking into consideration the current strength, skills and experience of the Board, retirement dates and the strategic direction of the Corporation.  The Governance Committee makes recommendations regarding director nominees, taking into account the competencies and skill of the current Board as a whole and individual directors.

Committees of the Board

The Board has established an Audit Committee, Environmental, Health and Safety Committee, Governance Committee and Human Resources and Compensation Committee. In addition, the Board established a Strategic Alternatives Committee in February, 2010 which was in place from February, 2010 to December 31, 2010 and established a Search Committee in February, which was in place from February, 2010 until June, 2010.

Human Resources and Compensation Committee

The compensation of the Corporation’s executive officers is determined by the Compensation Committee which consists of J. G. Marshall (Chair), T. S. Chambers, A. Miller and M. Dallas H.. Ross, all of whom are independent. Prior to July 30, 2010, the members of the Compensation Committee consisted of B. Duster (chair), W.F. Dickson and A. Wadhwaney.

The Compensation Committee’s principal function is to oversee organizational structure, executive appointment and succession, executive compensation, performance review of the Chief Executive Officer, approval of changes to benefit provisions in the Corporation’s salaried pension plans and approval of collective agreements.  A copy of the text of the Compensation Committee’s terms of reference is attached as Schedule F to this Circular.

The Compensation Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year, the Compensation Committee evaluates the Chief Executive Officer’s performance against those objectives. The results of the assessment are reported to the Board.  The Compensation Committee also reviews the performance of other executives with input from the Chief Executive Officer.

The Compensation Committee determines the compensation of the Corporation’s executive officers.  The Compensation Committee annually reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive team, and reports its conclusions to the Board for its consideration and approval.  The Compensation Committee also administers the Corporation’s Stock Option Plan, RSU Plan and other share based compensation plans, if applicable, and makes recommendations regarding the granting of stock options and RSUs to executive management and other key employees of the Corporation.

The Compensation Committee met nine times in the year ended December 31, 2010.

Audit Committee

The Audit Committee consists of Messrs. T.S. Chambers (Chair), D. P, Hayhurst, J. G. Marshall and M. Dallas H. Ross.  Prior to July 30, 2010, the members of the Audit Committee were Messrs. T.S. Chambers (Chair) and J. G. Marshall and, prior to his resignation as a director May 31, 2010, G. Collins. Each of these directors are independent for the purposes of sitting on the Audit Committee, as defined under applicable securities law, and are financially literate.  The Board has determined that Mr. Chambers qualifies as an “audit committee financial expert” for the purposes of applicable securities law.  The relevant education and experience of each Audit Committee member is as follows:

Name	Relevant Education and Experience
T. S. Chambers
Mr. Chambers has been a chartered accountant since 1969. He was an audit partner at PricewaterhouseCoopers LLP from 1976 to 2002 and was the managing partner of PricewaterhouseCoopers LLP’s and its predecessor’s Canadian audit practice from 1996 to 2001. Mr. Chambers is a member of the Institute of Corporate Directors and was the chair of the British Columbia chapter of that organization from 2002 to 2004. Mr. Chambers is the chair of three other audit committees.

D. P. Hayhurst
Mr. Hayhurst has been a chartered accountant since 1973.  He was a tax partner at PriceWaterhouse from 1980 to 1991, the deputy national managing partner  of  PriceWaterhouse from 1991-1996, the British Columbia managing partner of Price Waterhouse from 1996 to 1998 and was Global Industry Leader with PriceWaterhouseCoopers from 1998 to 2002.  Mr. Hayhurst is a certified director from the Institute of Corporate Directors and a Fellow of the Institute of Chartered Accountants of BC. Mr. Hayhurst is a chair/member of three other audit committees.

J. G. Marshall
Mr. Marshall is chairman of Smith Marshall, a strategic partnership which provides business consulting services to industry. From 1997 to 2003 he was the President and Chief Executive Officer of Aluma Enterprises Inc., a construction technology company. Prior to that he was the President and Chief Executive Officer of Ontario Clean Water Agency, and Marshall Drummond McCall Inc., and Marshall Steel Limited. In all of those capacities he actively supervised financial officers. He is a member of one other audit committee.  He holds an MBA (Finance) from McGill University.

M. Dallas H. Ross
Mr. Ross is a general partner of Kinetic Capital Partners, a private investment partnership and was previously managing director, Investment Banking and Mergers & Acquisitions with ScotiaMcLeod Inc. Mr. Ross is also President & CFO of Westshore Holdings Ltd. and the CFO of Westshore Investments Ltd.  Mr. Ross holds a B. Comm. (Honors) from the University of British Columbia and qualified as a Chartered Accountant in 1984. Mr. Ross is a chair of one other audit committee.

The principal functions of the Audit Committee are:

(i)	to review all financial information and statutory disclosure documents prior to their approval by the Board and their distribution to Shareholders and other interested persons;

(ii)	to evaluate systems of internal control and procedures for financial reporting;

(iii)	to review and recommend for approval by the Board the terms of engagement and remuneration of the external auditors;

(iv)	to monitor the performance of the external and internal auditors and assess the independence thereof; and

(v)	to recommend to the Board the appointment of investment managers for the Corporation’s salaried pension plans and to monitor the performance of these managers.

The roles and responsibilities of the Audit Committee are contained in its terms of reference, which are reviewed annually.  A copy of the text of the Audit Committee’s terms of reference is attached as Schedule C to this Circular.

The Board, through the Audit Committee, identifies and reviews with management the principal risks facing the Corporation and ensures that appropriate risk management systems and internal control systems are implemented.  The Audit Committee is also responsible for the Corporation’s financial reporting processes and the quality of its financial reporting.  The Audit Committee is free to communicate with the Corporation’s external and internal auditors at any time, and the Committee meets with the Corporation’s internal and external auditors, without management present, on a regular basis.

Through the Audit Committee, the Board has approved policies relating to the treatment and disclosure of corporate information.  Public disclosure about the Corporation is reviewed by a group that includes the Chief Executive Officer, Chief Financial Officer, legal, investor relations and corporate controller’s departments, and others as required, to ensure timely and accurate disclosure.

All quarterly and annual financial statements, press releases, investor presentations and other corporate materials are posted immediately on the Corporation’s website (www.catalystpaper.com) and on SEDAR at www.sedar.com.  The Corporation provides live internet and conference call access to interested parties in connection with the release of its quarterly financial information.

The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors.  The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair’s pre-approval.  In March, 2011 the Audit Committee approved the engagement of the external auditors for the period ending  February 28, 2012 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $400,000.

During the last two financial years, the Corporation paid the following fees to its external auditors:

	Period ending December 31
	2009	2010
Audit Fees	$764,500	$715,000
Audit Related Fees	195,406	293,780
Tax Fees	142,880	130,547
All Other Fees	-	-
Total	$1,102,786	$1,139,327

The services rendered in connection with “Audit Related Fees” in 2010 consisted primarily of the audit of the auditor’s involvement with securities offering documents, the audit of the Corporation’s pension plan, other accounting advice primarily related to the Corporation’s conversion to United States generally accepted accounting principles and additional accounting work related to asset impairments, variable interest entity accounting and hedging. The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.

The Audit Committee met four times in the year ended December 31, 2010.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee consists of , D. Jean (Chair), D. Hayhurst, J. G. Marshall and G. Plant, all of whom are independent. Prior to July 30, 2010, the members of the Environmental, Health and Safety Committee were Messrs. J.G. Marchsall (Chair), M. Desbiens, D. Jean and T. S. Chambers.

The mandate of the Committee is to:

(i)	establish principles of environment, health and safety stewardship for the Corporation;

(ii)	monitor the Corporation’s compliance with those principles;

(iii)	review the Corporation’s methods of communicating environmental, health and safety policies and procedures; and

(iv)	review the risks related to environmental issues, including an evaluation of the cost benefit associated with those risks.

The Committee also reviews directors’ duties and responsibilities related to environmental, health and safety matters and recommends practices and procedures to the Board which may be conducive to fulfilling the Corporation’s environmental, health and safety policies.

The Environmental, Health and Safety Committee met four times in the year ended December 31, 2010.

Governance Committee

As at March 17, 2011, the Governance Committee consists of W.F. Dickson (Chair), A. Miller and G. Plant, all of whom are independent. Prior to July 30, 2010, the members of the Governance Committee were Messrs. A. Wadhwaney (Chair), W.F. Dickson and, prior to his resignation as a director May 31, 2010, G. Collins.

The Committee’s principal functions are:

(i)	to develop and monitor the Corporation’s overall approach to corporate governance issues;

(ii)	to recommend to the Board the nominees for election and re-election as members of the Board; and

(iii)	to review the performance of the Board as a whole and of its Committees.

The Board has delegated to the Governance Committee the responsibility for developing and monitoring the Corporation’s overall approach to corporate governance and implementing and administering the governance system. The Governance Committee has established position descriptions for the Board as a whole, each Board Committee, individual directors, the Chair of the Board and the Chief Executive Officer. The Committee reviews these mandates annually, and makes recommendations for amendments where appropriate.

The Governance Committee is responsible for recommending to the Board the nominees for election or re-election to the Board. The Governance Committee is also responsible for the ongoing assessment of the effectiveness and contribution of the Board, its committees and the individual directors and regularly analyzes the strengths, skills and experience on the Board to determine if changes are required taking into account the strategic direction of the Corporation.  A copy of the text of the Governance Committees’ terms of Reference is attached as Schedule D to this Circular.

The Governance Committee conducts an annual review of the Board as a whole, each Committee and individual directors. All directors are surveyed to obtain feedback on the effectiveness of the Board, the Committees and individual directors. The review covers the operation of the Board and the Committees, the adequacy of the information given to directors, communications between the Board and management and strategic direction and processes. The Governance Committee makes recommendations to the Board based on the results of the review.

The Governance Committee met six times in the year ended December 31, 2010.

Strategic Alternatives Committee

The Strategic Alternatives Committee consisted of Messrs. Duster (Chair) and Dickson from February 1, 2010 to May 31, 2010 and after that date consisted of Messrs. Duster, Dickson, Jean, Miller and Ross. The purpose of this Committee was to work with the executive management to develop, evaluate and recommend to the Board strategic alternatives for the Corporation.

The Strategic Alternatives Committee met six times in the year ended December 31, 2010.

Search Committee

The Board established a Search Committee in February, 2010 consisting of Mr. Marshall (Chair) and Mr. Jean following Mr. Garneau’s announcement of his resignation as Chief Executive Officer. The purpose of the Search Committee was to identify and recommend suitable candidates for a successor to Mr. Garneau.  Korn Ferry was retained to assist and advise in the identification process and were paid a total of $246,100 in respect of this engagement.  The Committee completed its mandate in June, 2010 when Mr. Clarke was appointed President and Chief Executive Officer.

AVAILABILITY OF DOCUMENTS

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the Corporation’s most recently completed financial year.  The Corporation will provide to any person or company, upon request to the Corporate Secretary, one copy of the following documents:

(a)
the Corporation’s latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, filed with the applicable securities regulatory authorities;

(b)
the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation’s most recently completed year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management’s discussion and analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements; and

(c)
the management proxy circular of the Corporation filed with the applicable securities regulatory authorities in respect of the most recent annual meeting of Shareholders of the Corporation which involved the election of directors.

Copies of the above documents will be provided, upon request to the Corporate Secretary, free of charge to security holders of the Corporation.  The Corporation may require the payment of a reasonable charge by any person or company who is not a security holder of the Corporation, and who requests a copy of such document.

SHAREHOLDER PROPOSALS

The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next annual meeting of the Corporation is December 13, 2011.

DIRECTORS’ APPROVAL OF THIS CIRCULAR

The contents and the sending of this Management Proxy Circular have been approved by the board of directors of the Corporation.

DATED at Vancouver, British Columbia this 18th day of March, 2011.

By order of the Board of directors
(Signed) David L. Adderley
Corporate Secretary

SCHEDULE A
COMPLIANCE WITH CORPORATE GOVERNANCE GUIDELINES

The Board of directors has reviewed the Corporate Governance Guidelines established by the Canadian Securities Administrators under National Policy 58-201 (the “Governance Guidelines”). The Board believes the Corporation’s governance practices meet or exceed the Governance Guidelines. The following description summarizes the Corporation’s corporate governance practices and its compliance with the Governance Guidelines.

Guideline 3.1 Composition of the Board	The Board should have a majority of independent directors.
Does the Corporation comply?	Yes
Discussion	All of the directors, with the exception of Mr. Clarke, who is the Chief Executive Officer of the Corporation, are independent within the meaning of the Governance Guidelines.
Guideline 3.2 Composition of Board	The Chair should be an independent director.
Does the Corporation comply?	Yes
Discussion	The Chair of the Board is Benjamin Duster IV, an independent director.
Guideline 3.3 Meetings of Independent Directors	The independent directors should hold regularly scheduled meetings at which members of management are not in attendance.
Does the Corporation comply?	Yes
Discussion
At each regularly scheduled Board meeting and meetings of the Governance, Human Resources and Compensation Committee and Audit Committee, an “in-camera” session is held at which only independent directors are present. During 2009, five in-camera sessions were held at the Board meetings, four at the Governance Committee meetings, four at the Human Resources and Compensation Committee meetings and four at the Audit Committee meetings.

Guideline 3.4 Board Mandate	The Board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the Corporation, including responsibility for:

(a)to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
(c)the identification of the principal risks of the Corporation’s business, and ensuring the implementation of appropriate systems to manage these risks;
(d)succession planning (including appointing, training and monitoring senior management);
(e)adopting a communication policy for the Corporation;
(f)the Corporation’s internal control and management information system; and
(g)developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.
The written mandate of the Board should also set out:
(i)measures for receiving feedback from security holders, and
(ii)expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Does the Corporation comply?	Yes
Discussion	A copy of the text of the Administrative Guidelines and Terms of Reference for the Board, which addresses the items referred to above, is attached to this Management Proxy Circular as Schedule B.
Guideline 3.5 Positions Descriptions
The Board should develop clear position descriptions for the chair of the Board and the chair of each Board committee. In addition, the Board, together with the CEO, should develop a clear position description for the CEO, which includes delineating management’s responsibilities. The Board should also develop or approve the corporate goals and objectives that the CEO is responsible for meeting.

Does the Corporation comply?	Yes
Discussion
The Board has developed written mandates for each of the Board as a whole, the Chair of the Board, each Board committee, individual directors, and the Chief Executive Officer which sets out the responsibilities of each of these entities. The Terms of Reference for each Board Committee set out the responsibilities of the chair of the respective Committee. Copies of the Terms of Reference for each of the Board, Board Committees, Chair, Deputy Chair, individual directors, and Chief Executive Officer are available at the Corporation’s website at www.catalystpaper.com. The Human Resources and Compensation Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year the Committee evaluates the Chief Executive Officer’s performance against those objectives.

Guideline 3.6 Orientation
The Board should ensure that all new directors receive a comprehensive orientation. All new directors should fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the Corporation expects from its directors). All new directors should also understand the nature and operation of the Corporation’s business.

Does the Corporation comply?	Yes
Discussion
Under the guidance of the Governance Committee, the Corporation conducts an orientation program for new directors that includes a review of the Corporation’s business and operations, meetings with all members of the executive and visits to the Corporation’s manufacturing facilities.

Guideline 3.7 Continuing Education
The Board should provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Corporation’s business remains current.

Does the Corporation comply?	Yes
Discussion
From time to time the Corporation arranges for certain outside service providers to attend Board meetings to provide pertinent information to the directors on a variety of issues, such as, for example, current compensation trends. In addition, the Corporation’s Chief Financial Officer, Vice President and Treasurer and representatives from the Corporation’s auditors regularly review with the Board specific accounting issues, and changes to accounting practices that are relevant to the Corporation. The Board generally visits one of the Corporation’s manufacturing facilities at least once a year.

Guideline 3.8 Code of Business Conduct and Ethics
The Board should adopt a written code of business conduct and ethics (a “code”). The code should be applicable to directors, officers and employees of the Corporation. The code should constitute written standards that are reasonably designed to promote integrity and to deter wrongdoing. In particular, it should address the following issues:

(a)conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;
(b)protection and proper use of corporate assets and opportunities;
(c)confidentiality of corporate information;
(d)fair dealing with the Corporation’s security holders, customers, suppliers, competitors and employees;
(e)compliance with laws, rules and regulations; and
(f)reporting of any illegal or unethical behavior.
Does the Corporation comply?	Yes
Discussion
The Corporation has a Code of Corporate Ethics and Behaviour which applies to all directors, officers, and employees. The Code of Corporate Ethics and Behaviour can be viewed on the Corporation’s website at www.catalystpaper.com and is filed on SEDAR at www.sedar.com. The Code of Corporate Ethics and Behaviour sets out the standards of conduct that apply to each person’s performance of his or her duties and is designed so that the Corporation’s affairs are conducted fairly, honestly and in strict compliance with its legal obligations. The Corporation also has in place procedures for the submission of confidential, anonymous complaints by employees regarding accounting, auditing and internal controls.

Guideline 3.9 Monitoring Compliance with Code
The Board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the Corporation’s directors or executive officers should be granted by the Board (or a Board committee) only.

Does the Corporation comply?	Yes
Discussion
The Board monitors compliance with the Code of Corporate Ethics and Behaviour through the Chief Executive Officer and senior management. All salaried employees are required to annually confirm in writing that they have complied with the Code. The terms of reference for the Board provide that any waivers from the Code for the benefit of the Corporation’s directors or corporate officers may only be granted by the Board or, if delegated by the Board, a Board Committee.

Guideline 3.10 Nomination of directors	The Board should appoint a nominating committee composed entirely of independent directors.
Does the Corporation comply?	Yes
Discussion	The Governance Committee, which is composed entirely of independent directors, is responsible for recommending to the Board nominees for election or re-election to the Board.
Guideline 3.11 Written Charter for Nomination Committee
The nominating committee should have a written charter that clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

Does the Corporation comply?	Yes
Discussion
The Governance Committee operates in accordance with written Terms of Reference, which address the matters referred to above. A copy of the Governance Committee Terms of Reference is available at the Corporation’s website at www.catalystpaper.com and is attached to this Management Proxy Circular as Schedule D.

Guideline 3.12 Adopt Process to Consider and Assess Competencies
Prior to nominating or appointing individuals as directors, the Board should adopt a process involving the following steps:
(a)Consider what competencies and skills the Board, as a whole, should possess. In doing so, the Board should recognize that the particular competencies and skills required for one issuer may not be the same as those required for another.

(b)Assess what competencies and skills each existing director possesses. It is unlikely that any one director will have all the competencies and skills required by the Board. Instead, the Board should be considered as a group, with each individual making his or her own contribution. Attention should also be paid to the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

The Board should also consider the appropriate size of the Board, with a view to facilitating effective decision-making. In carrying out each of these functions, the Board should consider the advice and input of the nominating committee.

Does the Corporation comply?	Yes
Discussion
The Board has delegated to the Governance Committee the responsibility for the ongoing assessment of the Board and directors. The Committee annually assesses the composition of the Board taking into consideration the current strength, skills and experience of the Board, retirement dates, and the strategic direction of the Corporation. The Committee considers the competencies and skills that the current Board as a whole, and individual directors, possess in making its recommendations to the Board.

Guideline 3.13 Nomination Committee Responsible for Identifying Qualified Individuals
The nominating committee should be responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

Does the Corporation comply?	Yes
Discussion	The Terms of Reference for the Governance Committee require the committee, in consultation with the Chair of the Board and the CEO, to recommend to the Board nominees for election.
Guideline 3.14 Nomination Committee Consider Competencies and Skills	In making its recommendations, the nominating committee should consider: (a)the competencies and skills that the Board considers to be necessary for a Board, as a whole, to possess;
(b)the competencies and skills that the Board considers each existing director to possess; and
(c) the competencies and skills each new nominee will bring to the boardroom.
Does the Corporation comply?	Yes
Discussion
The Terms of Reference of the Governance Committee require that it take the foregoing criteria into account in making its recommendations to the Board. From time to time the Governance Committee may engage the services of an outside search consultant to assist it in identifying the best possible candidates.

Guideline 3.15 Compensation Committee Composed of Independent Directors	The Board should appoint a compensation committee composed entirely of independent directors.
Does the Corporation comply?	Yes
Discussion
The Board has delegated to the Human Resources and Compensation Committee the responsibility for reviewing and making recommendations regarding the compensation of executive management and directors. Each member of the Committee is independent.

Guideline 3.16 Written Charter for Compensation Committee
The compensation committee should have a written charter that establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the Board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

Does the Corporation comply?	Yes
Discussion
The Terms of Reference of the Human Resources and Compensation Committee address the foregoing criteria. The Terms of Reference are reviewed annually and updated as required. A copy of the Terms of Reference are attached to this Management Proxy Circular as Schedule E.

Guideline 3.17 Compensation Committee Responsible for Corporate Goals, Recommendations to Board, Reviewing Executive Compensation
The compensation committee should be responsible for:
(a)reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the CEO’s compensation level based on his evaluation;

(b)making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and
(c)reviewing executive compensation disclosure before the issuer publicly discloses this information.
Does the Corporation comply?	Yes
Discussion
The Human Resources and Compensation Committee determines the compensation of the Corporation’s directors and officers. The Committee annually reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive, and reports its conclusions to the Board for its consideration and approval. The Committee also administers the Corporation’s stock option plan, restricted share unit plan and any other share based compensation plan, if applicable, and makes recommendations regarding the granting of stock options and restricted share units to executive management and other key employees of the Corporation.

The Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year the Committee reviews the CEO’s performance and evaluates it against those objectives. The results of this evaluation, as well as recommendations regarding the CEO’s compensation, are reported to the Board.

The Human Resources and Compensation Committee is responsible for annually reviewing the directors’ compensation plan and making recommendations to the Board.
Guideline 3.18 Regular Board Assessments	The Board, its committees and each individual director should be regularly assessed regarding his, her or its effectiveness and contribution. An assessment should consider:
(a) in the case of the Board or a Board committee, its mandate or charter, and
(b)in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.
Does the Corporation comply?	Yes
Discussion
The Governance Committee annually reviews the terms of references for the Board, each committee, the Chair, individual directors and CEO and makes recommendations for amendment where appropriate. The Committee conducts an annual review of the Board as a whole, each Committee and individual directors. All directors are surveyed to obtain feedback on the effectiveness of the Board, the Committees and individual directors. The review covers the operation of the Board and the Committees, the adequacy of the information given to directors, communications between the Board and management and strategic direction and processes. The Governance Committee makes recommendations to the Board based on the results of the review.

SCHEDULE B
CATALYST PAPER CORPORATION
BOARD ADMINISTRATION GUIDELINES AND TERMS OF REFERENCE

ADMINISTRATIVE GUIDELINES

1.
The board of directors (the “Board”) assumes responsibility for the stewardship of Catalyst Paper Corporation (the “Corporation”). While, in law, the Board is called upon to supervise the management of the business, this is done by proxy through the President and Chief Executive Officer (“CEO”) who is charged with the day-to-day leadership and management of the Corporation.

2.
The Board has the statutory authority and obligation to protect and enhance the assets of the Corporation. Although directors are elected by the shareholders to bring special expertise or a point of view to Board deliberations, the best interests of the Corporation must be paramount at all times.

3.	The capital and maintenance expenditure authority levels for the President and Chief Executive Officer are outlined in Appendix A to these Guidelines.

4.	Terms of reference for the Board, the Chair, a director, committees and the CEO are annually reviewed by the Governance Committee and any changes are recommended to the Board for approval.

5.	Every year the Board reviews and approves a long range strategic plan and one-year operating and capital plans for the Corporation.

6.	The Board has determined that the appropriate size for the Board is between 8 and 12 members.

7.	All directors stand for election every year.

8.	Directors must retire by age 70 except where otherwise agreed by the Board.

9.
The Board does not believe that directors who retire from or otherwise change their current executive position responsibilities should necessarily retire from the Board.  There should, however, be an opportunity for the Board, through the Governance Committee, to review the appropriateness of continued Board membership.

10.	The Board believes there should be a majority of independent1 directors on the Board and no more than two inside2 directors on the Board.

11.
The Board supports the concept of the separation of the role of Chair from that of the CEO. The Board is able to function independently of management when necessary and the Chair's role is to effectively manage and provide leadership to the Board and to interface with the CEO.  The Chair will be an independent director.

12.
The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which include the performance of the business, the accomplishment of long-term strategic objectives and other non-quantitative objectives established at the beginning of each year.

13.
The CEO has the special responsibility to manage and oversee the required interfaces between the Corporation and the public and to act as the principal spokesperson for the Corporation. This includes the responsibility for managing the equity and other financial market interfaces on behalf of the Corporation.

14.	The Chair of the Board, with the assistance of the CEO and the Secretary, will establish the agenda for each Board Meeting. Each Board member is free to suggest the inclusion of items on the agenda.

15.	The Board will meet at least five times per year and schedule regular meetings two years in advance.

16.
Materials will generally be delivered electronically at least five days in advance of meetings for items to be acted upon, with printed copies to follow as requested by the directors.  Presentations on specific subjects at Board meetings will only briefly summarize the material sent to directors so that discussion can be focused on issues relevant to the material.

17.
The Board encourages the CEO to bring employees into Board meetings who can provide additional insight into the items being discussed because of personal involvement in these areas, and/or employees who represent future potential who the CEO believes should be given exposure to the Board.

1 A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure of Corporate Governance Practices; and (ii) any other applicable legislation or policy.
2 An inside director is defined as an officer or employee of the Corporation or any of its subsidiaries.

18.
The Board is responsible, in fact as well as in procedure, for selecting candidates for Board membership. The Board delegates the screening process involved to the Governance Committee with input from the Chair and the CEO.

19.	The Governance Committee will annually assess the effectiveness and contribution of the Board, its committees and each individual director.

20.
Committees established by the Board analyze in depth policies and strategies, usually developed by management, which are consistent with their terms of reference.  They examine proposals and where appropriate make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

21.
The current committees of the Board include the Audit Committee, the Governance Committee, the Human Resources and Compensation Committee and the Environmental, Health and Safety Committee.  From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

22.	Committee members and committee chairs are appointed by the Board and where possible, consideration is given to having directors rotate their committee assignments.

23.	Committees annually review their terms of reference and changes are recommended to the Board through the Governance Committee for approval.

24.	Succession and management development plans will be reviewed by the Human Resources and Compensation Committee and reported annually by the CEO to the Board.

25.	Directors are required to own, in the aggregate, a minimum of 25,000 Deferred Share Units, restricted share units and/or common shares within two years of election.

26.	The Board will ensure that directors receive a comprehensive orientation regarding the Corporation and its operations and that directors receive the necessary ongoing education.

27.	The Board will meet regularly on an “in camera” basis without inside directors or management present.

29.
The Board and a committee of the Board may engage separate independent counsel and/or advisors at the expense of the Corporation.  An individual director may engage separate independent counsel and/or advisors at the expense of the Corporation in appropriate circumstances with the approval of the Chair.

30.
The Corporation has provided, on its website, information advising shareholders and other interested parties on how to contact the Corporation.  Shareholders and other individuals may communicate directly with the Board by addressing written correspondence to the Board at the corporate address set out on the website.  Mail marked “Confidential - For the Catalyst Paper Board of Directors” will be forwarded by management of the Corporation, unopened, to the Chair or to the director to whom the mail is particularly addressed.  A director who receives any such mail will discuss any relevant issues set forth in the correspondence with the Chair or the chair of the applicable committee.  This procedure is intended to be a means by which shareholders can provide feedback or direct specific concerns to directors.  It is not intended to be used as a mechanism for sending routine correspondence, such as analysts reports, to the Board.

31.           These Board Guidelines are reviewed and approved annually by the Board.

APPENDIX A

CAPITAL AND MAINTENANCE EXPENDITURE AUTHORITY LEVELS

President and Chief Executive Officer Authority Level
	Capital Expenditures	Maintenance Expenditures

Planned	$4 million	$10 million
Unplanned	$2 million	$5 million
Supplemental Expenditures on previously approved capital or maintenance projects	Cost overruns that are less than the lesser of (i) $500,000, or (ii) 15% of the total cost of the project
Strategy Committee Authority Level
	Capital Expenditures	Maintenance Expenditures

Planned	$4 to $10 million	-
Unplanned	$2 to $5 million	-
Supplemental Expenditures on previously approved capital or maintenance projects	Cost overruns that are more than the lesser of (i) $500,000, or (ii) 15% of the total cost of the project
Board of Directors Authority Level
	Capital Expenditures	Maintenance Expenditures

Planned	Above $10 million	Above $10 million
Unplanned	Above $5 million	Above $5 million

TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

I.           Purpose

A.	The primary responsibility of the Board is to foster the long-term success of the Corporation.

B.
The Board has the responsibility for the stewardship of the Corporation.  It is responsible for overseeing the conduct of the business of the Corporation and supervising management, which is responsible for the day-to-day conduct of business. In addition to the Board’s objective to enhance and preserve shareholder value, it is the overall responsibility of the Board to ensure that the Corporation meets its obligations on an ongoing basis and operates in a reliable and safe manner. In performing its functions, the Board also considers the legitimate interests that other stakeholders such as employees, suppliers, customers and communities may have in the Corporation. In supervising the conduct of the business, the Board through the CEO shall set the standards of conduct for the Corporation.

II.           Procedures and Organization

A.
The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The capital and maintenance authority levels for the President and Chief Executive Officer are outlined in the Administrative Guidelines for the Board.

B.	The Board retains the responsibility for managing its own affairs including:

(i)	selecting its Chair;

(ii)	nominating candidates for election to the Board;

(iii)	constituting committees of the Board; and

(iv)	determining director compensation.

C.
Subject to the By-laws of the Corporation and the Canada Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

III.           Duties and Responsibilities

A.	Selection of Management

(i)
The Board has the responsibility for the appointment and replacement of the CEO.  The Board has the responsibility to monitor the CEO’s performance, to approve the CEO’s compensation and to provide advice and counsel in the execution of the CEO’s duties.

(ii)
Acting upon the advice of the CEO and the recommendation of the Human Resources and Compensation Committee the Board has the responsibility for approving the appointment and remuneration of executive management.

(iii)
The Board is responsible for satisfying itself as to the integrity of the CEO and other corporate officers and for ensuring that the CEO and other corporate officers create a culture of integrity throughout the Corporation.

(iv)	The Board has the responsibility for ensuring that plans have been made for executive management succession, which will include the appropriate training and monitoring of executive management.

B.	Monitoring and Acting

The Board has the responsibility:

(i)	for monitoring the Corporation's progress towards its goals, and revising and altering its direction through management in light of changing circumstances;

(ii)	for approving any payment of dividends and new financings;

(iii)	for identifying the principal risks of the Corporation’s business and taking all reasonable steps to ensure the implementation of appropriate systems to manage these risks; and

(iv)	for directing management to ensure systems are in place for the implementation and integrity of the Corporation's internal control and management information systems.

C.	Governance

The Board is responsible, either directly or through delegation to an appropriate committee, to develop the Corporation’s approach to corporate governance.

D.	Strategy Determination

The Board has the responsibility:

(i)	to review with management the mission of the business, its objectives and goals, and the strategy by which it proposes to reach those goals;

(ii)	to adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business; and

(iii)	to review progress with respect to the achievement of the goals established in the strategic plans.

E.	Policies and Procedures

The Board has the responsibility:

(i)	to approve and, directly or indirectly through management, monitor compliance with all significant policies and procedures by which the Corporation is operated;

(ii)
to approve and, directly or indirectly through management, monitor compliance with the Corporation’s Code of Corporate Ethics and Behaviour applicable to all directors, officers and employees of the Corporation.  Any waivers from the Code of Corporate Ethics and Behaviour for the benefit of the Corporation’s directors or officers may only be granted by the Board or, if delegated by the Board, a Board committee; and

(iii)
to direct management to implement systems which are designed to ensure that the Corporation operates at all times in accordance with its Code of Corporate Ethics and Behaviour and within applicable laws and regulations.

F.	Compliance Reporting and Corporate Communications

The Board has the responsibility:

(i)	to ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(ii)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

(iii)	to ensure that the Corporation has appropriate disclosure controls and procedures that enable information to be recorded, processed, summarized and reported within the time periods required by law;

(iv)	to ensure the timely reporting of any developments that are required to be disclosed by applicable law;

(v)	to report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report);

(vi)
to approve the Corporation’s communications policy and ensure that the Corporation has in place practices to enable it to communicate effectively with its shareholders, stakeholders and the public generally; and

(vii)	to ensure the Corporation has in place in its communications policy measures for receiving feedback from shareholders.

IV.           General Legal Obligations of the Board of Directors

A.	The Board is responsible for directing management to ensure that legal requirements have been met, and that documents and records have been properly prepared, approved and maintained.

B.	The Canada Business Corporations Act identifies the following as legal requirements for the Board and individual directors:

(i)	to manage or supervise the management of the affairs and business of the Corporation including the relationships among the Corporation, its subsidiaries, their shareholders, directors and officers;

(ii)	to act honestly and in good faith with a view to the best interests of the Corporation; and

(iii)	to exercise the care, diligence and skill of a reasonably prudent person.

C.	In particular, it should be noted that no committee of directors has the authority to:

(i)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(ii)	fill a vacancy among the directors or in the office of the auditor or appoint additional directors;

(iii)	issue securities except as authorized by the directors;

(iv)	issue shares of a series, except as authorized by the directors;

(v)	declare dividends;

(vi)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(vii)
pay a commission to any person in consideration of that person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares, except as authorized by the directors;

(viii)	approve a management proxy circular;

(ix)	approve a take-over bid circular or directors’ circular;

(x)	approve any financial statements; or

(xi)	adopt, amend or repeal the By-laws of the Corporation.

All of the foregoing matters must be considered by the Board as a whole.

SCHEDULE C
CATALYST PAPER CORPORATION
AUDIT COMMITTEE TERMS OF REFERENCE

I.           Purpose

The purpose of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, identifying and monitoring the management of the principal risks that could impact the financial reports of the Corporation, reviewing the systems of corporate controls which management and the Board have established, monitoring auditor independence and the audit process, and monitoring the financial administration of the pension plans for employees of the Corporation which are managed by it.  The Committee is directly responsible for overseeing the work of the external auditors.  The Committee also provides an avenue of communication among the external auditor, internal auditor, management and the Board.

More specifically the purpose of the Committee is to satisfy itself that:

A.
The Corporation’s annual financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation and to recommend to the Board whether the annual financial statements should be approved.

B.
The financial information contained in the Corporation’s quarterly financial statements and report, Annual Report and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form and information contained in any other material disclosure document is fairly presented in all material respects and to recommend to the Board whether these materials should be approved.

C.
The Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements.  This would include appropriate disclosure controls and procedures that enable financial information to be recorded, processed, summarized and reported within the time periods required by law.

D.
The external auditor is independent and qualified and the internal and external audit functions have been effectively carried out and any matter which the internal or the external auditors wish to bring to the attention of the Board has been addressed. The Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.

The Committee will also report and make recommendations to the Board in respect of the administrative aspects of pension plan investment policy, the performance of the investment portfolios and compliance with government pension legislation.

II.           Composition and Terms of Office

A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three directors to serve on the Committee, each of whom shall be an independent director.3

B.
All members shall be financially literate, (as defined by applicable legislation). At least one member shall have accounting or related financial management expertise and, if required by applicable legislation, at least one member shall be a financial expert.

C.	The Committee Chair shall be appointed by the Board.

D.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(ii)	coordinate the agenda, information packages and related events for Committee meetings with the Chief Financial Officer; and

(iii)	chair Committee meetings.

E.
Any member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

3 A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators Multilateral Instrument 52-110 – Audit Committees; and (ii) any other applicable legislation or policy.  In order to be in a  position to satisfy certain U.S. requirements, the members of the Audit Committee must also satisfy certain NYSE requirements.

F.
The Committee will meet at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements. Additional meetings may be held as deemed necessary by the Chair of the Committee or as requested by any member or by the internal or external auditors.

G.
A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members.  Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

H.	The Committee will meet regularly with management, the internal auditors and the external auditors in separate sessions.

I.	The minutes of all meetings of the Committee will be provided to the Board.

J.	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

K.	The Committee shall choose as its Secretary such person as it deems appropriate.

L.
The internal and external auditors shall be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee, and shall appear before the Committee when requested to do so by the Committee.

III.           Authority and Responsibilities

A.	Audit Committee Terms of Reference

The Committee shall review and assess the adequacy of its terms of reference at least annually and submit its terms of reference to the Board for approval.

B.	Financial Reporting Control Systems

The Committee shall:

(i)	review reports from senior officers outlining any significant changes in financial risks facing the Corporation;

(ii)	review the management letter of the external auditors and the Corporation’s responses to suggestions made;

(iii)
review any new appointments to senior positions with financial reporting responsibilities and pre-approve the hiring to a financial reporting oversight role of any person who had been employed by the Corporation’s external auditors within one year prior to the commencement of procedures for the current audit engagement; and

(iv)
annually, as of the end of the Corporation’s fiscal year, in consultation with management, external auditors and internal auditors, evaluate the Corporation’s internal controls and procedures for financial reporting,  discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures and review significant findings prepared by the external auditors and the internal auditors together with management’s responses.

C.	Interim Financial Statements

The Committee shall:

(i)
review interim financial statements with Corporation officers prior to their release and, if applicable, recommend their approval to the Board; this will include a detailed review of quarterly and year-to-date results and management’s discussion and analysis; and

(ii)	review narrative comment and associated press releases accompanying interim financial statements.

D.	Annual Financial Statements and Other Financial Information

The Committee shall:

(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

(ii)
obtain summaries of significant issues regarding accounting principles, practices and significant management estimates and judgments, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration;

(iii)
obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers;

(iv)	review and discuss reports from external auditors on:

(a)	all critical accounting policies and practices to be used;

(b)
all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

(c)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences; and

(d)	the external auditors attestation of management’s internal control report if required by applicable law;

(v)
review disclosures made to the Committee by the CEO and CFO during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

(vi)	review with management, including the CEO and CFO, management’s internal control report required to be included in any statutory document;

(vii)	review and investigate complaints and confidential submissions to the Corporation or the Committee regarding internal controls or questionable accounting or auditing matters;

(viii)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

(ix)	review and discuss the annual financial statements and the auditors’ report thereon with the Corporation’s officers and the auditors;

(x)	review the Annual Report and other annual public information documents including the Annual Information Form, Management’s Discussion and Analysis and any related press releases;

(xi)	provide to the Board a recommendation as to whether the annual financial statements should be approved;

(xii)	ensure that appropriate disclosure controls and procedures are in place and annually assess the adequacy of such procedures;

(xiii)	review the Corporation’s various sources of risk and management’s plans to mitigate such risk including insurance, hedging, etc.; and

(xiv)	review the actuarial funding status of the pension plans managed by the Corporation.

E.	External Audit Terms of Reference, Reports, Planning and Appointment

The external auditor shall report directly to the Committee.  The Committee shall:

(i)
review the audit plan with the external auditors and oversee the work of the external auditors in preparing and issuing the auditors’ report and performing other audit, review or attest services for the Corporation;

(ii)	annually review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence;

(iii)	discuss with the external auditors, without management present, matters affecting the conduct of their audit and other corporate matters;

(iv)	consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles;

(v)
recommend to the Board each year the retention or replacement of the external auditors; if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition;

(vi)	annually review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditors;

(vii)
pre-approve all non-audit services to be performed by the external auditors that are not prohibited by law (unless such approval is not required by applicable law), provided that the Chair of the Committee may pre-approve a specified type of non-audit services that have a value equal to up to CDN$100,000.  All non-audit services pre-approved by the Chair shall be presented to the Committee at its first scheduled meeting following such pre-approval;

(viii)	ensure the rotation of the lead or coordinating audit partner having primary responsibility for the audit as required by law; and

(ix)	review and approve the Corporation’s hiring policies regarding employees and former employees of the Corporation’s present and former external auditors.

F.	Internal Audit and Legal Compliance

The Committee shall:

(i)	review quarterly the significant reports of the internal audit function together with management’s response to those reports;

(ii)	annually review the mandate, planned activities, budget and resources of the internal audit function for the coming year;

(iii)	review legal matters with the Corporation’s legal counsel;

(iv)
establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

G.	Material Disclosure Documents

The Committee shall review the contents of any financial information within any prospectus, information circular or other material disclosure documents prior to their release and recommend to the Board whether these materials should be approved.

H.           Pension Plans

The Committee shall:

(i)
establish, review and if appropriate recommend to the Board amendment of the funding and investment objectives for pension trust funds established in connection with pension plans for employees of the Corporation and its subsidiaries for the purpose of meeting the long term obligations arising from such pension plans and complying with the appropriate pension legislation;

(ii)
review and evaluate recommendations from the Retirement Plan Committee on the appointment and termination of investment managers, external auditors, actuaries, trustees and/or custodians and approve the appointment or change in such service providers;

(iii)	report to the Board on the investment of all pension trust funds of the Corporation and its subsidiaries at not fewer than two meetings each year; and

(iv)	approve material changes to the documentation for the Plans.

In giving effect to the foregoing, the Committee will approve procedures by which it will oversee the Retirement Plan Committee of Management of the Corporation, which respectively has management responsibility for the administration of pension plan benefits and the investment of pension plan assets.

IV.           Accountability

A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.
The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain and compensate independent counsel and other persons having special expertise to assist it in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.
The Committee is authorized to communicate directly with the internal and external auditors and request the presence, at any meeting, of a representative from the external auditors, senior management, internal audit, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

V.           Committee Timetable

The timetable outlined on the following pages outlines the Committee’s schedule of activities during the year.

Terms of Reference for the Audit Committee - Forward Agenda

Meeting Timing	February	April	July	October
Agenda Item:
A. Financial Reporting Control Systems
(i) Review reports from senior officers outlining changes in financial risks.	X	X	X	X
(ii) Review management letter of external auditor and Corporation’s responses to suggestions made.		X
(iii) Review any new appointments to senior positions with financial reporting responsibilities.	X	X	X	X
(iv) Obtain assurance from both internal and external auditors regarding the overall control environment and the adequacy of accounting system controls.	X	X	X	X
(v) Review financial statement certification process and disclosure controls and procedures.			X
(vi)    Review procedures for receipt and treatment of complaints regarding accounting controls or auditing matters and confidential, anonymous submission of concerns regarding accounting or auditing matters.
X
(vii) Receive and review external auditors report on critical accounting policies.			X
B. Interim Financial Statements
(i) Review interim financial statements with Corporation prior to their release and recommend their approval to the Board.	X	X	X	X
(ii) Review management’s discussion and analysis and associated press releases, accompanying interim financial statements.	X	X	X	X
C. Annual Financial Statements and Other Financial Information
(i) Review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements.	X	X	X	X
(ii) Obtain summaries of significant transactions, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration.	X	X	X	X
(iii)    Obtain draft annual financial statements in advance of the committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers.
X
(iv) Review summary of the status of any material pending or threatened litigation, claims and assessments.	X	X	X	X
(v) Discuss the annual financial statements and the auditors’ report thereon in detail with Corporation officers and the auditors.	X
(vi) Review critical accounting policies, alternative treatments of financial information and material communication between management and external auditors.	X	X	X	X
(vii) Review the annual report and other annual public information documents, including management’s discussion and analysis and earnings press release.	X
(viii) Provide to the Board a recommendation as to whether the annual financial statements should be approved.	X
(ix) Review risk management plans such as insurance programs.				X

Meeting Timing	February	April	July	October
Agenda Item:
(x) Review hedging programs and policies		X
(xi) Review actuarial funding status of Pension Plans.	X
(xii) Assess adequacy of disclosure controls and procedures.			X
D. External Audit Terms of Reference, Reports, Planning and Appointment
(i) Review the audit plan with the external auditors				X
(ii) Discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters.	X
(iii)    Recommend to the Board the retention or replacement of the external auditors. If there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition.
X
(iv) Assess independence of external auditors. Ensure rotation of lead or coordinating audit partner having primary responsibility for the audit as required by law.	X
(v) Review and approve engagement of external auditors for non-audit services.	X
(vi) Review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditor.		X
(vii) Review hiring policies regarding employees of external auditor.			X
E. Internal Audit Reports and Planning
(i) Review the summary report of the internal audit function for the past year.	X
(ii) Review planned activities and resources of the internal audit function for the coming year.		X
F. Governance Matters
(i) Review Audit Committee terms of reference.	X
(ii) Review key accounting and finance policies.			X
G. Material Disclosure Documents
(i) Review the contents of any material disclosure document prior to their release and recommend their approval to the Board.	X	X	X	X
H. Pension Plans
(i) Review pension committee terms of reference			X
(ii). Review pension plan Investment Guidelines and Objectives.			X
(iii) Review management reports on quarterly pension fund investment performance.	X	X	X	X
(iv) Report to board on pension fund investment performance.	X		X

SCHEDULE D

CATALYST PAPER CORPORATION
GOVERNANCE COMMITTEE TERMS OF REFERENCE

I.           Purposes

A.
The purpose of the Governance Committee (the "Committee") is to provide a focus on Board governance that will enhance corporate performance, to assess and make recommendations regarding Board effectiveness, and to establish a process for identifying, recruiting and re-commending candidates for membership on the Board.

B.	For the purposes hereof, “Executive Management” means all members of the Executive of the Corporation and such other officers of subsidiaries of the Corporation as may be designated by the Board.

II.           Composition and Terms of Office

A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three members to the Committee. Each member of the Committee shall be independent.4

B.	The Committee Chair shall be appointed by the Board.

C.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(ii)	coordinate the agenda, information packages and related events for committee meetings with the appropriate members of management; and

(iii)	chair Committee meetings.

D.
Any Committee member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

E.	The Committee shall meet at least four times per year. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any member.

F.
A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

G.
The Committee may invite such directors, officers and employees of the Corporation as it may see fit from time to time to attend meetings and assist in the discussion and consideration of the business of the Committee, but without voting rights.

H.
The Committee shall keep regular minutes of proceedings and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may, from time to time, require.

I.	The Committee shall choose as its Secretary such person as it deems appropriate.

J.	The Committee shall meet in camera, without management present, at the end of each regularly scheduled Committee meeting.

III.           Duties and Responsibilities

The Committee shall:

A.
Annually develop and update a long term plan for the composition of the Board that takes into consideration the current strengths, skills and experience on the Board, retirement dates and the strategic direction of the Corporation.

4 A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure Corporate Governance Practices; and (ii) any other applicable legislation or policy.

B.
In consultation with the Chair of the Board and the CEO, recommend to the Board nominees for election and re-election as members of the Board of the Corporation.  In making such recommendations, the Committee shall consider:

(i)	the competencies and skills that the Committee considers to be necessary for the Board, as a whole, to possess;

(ii)	the competencies and skills that the Committee considers each existing director to possess; and

(iii)	the competencies and skills each new nominee will bring to the Board.

C.	Review, monitor and make recommendations regarding new director orientation and the ongoing development of existing Board members.

D.	Develop and monitor the Corporation’s overall approach to corporate governance issues and, subject to approval by the Board, implement and administer the system.

E.	Advise the Board or any of the committees of the Board of any corporate governance issues which the Committee determines ought to be considered by the Board or any such committees.

F.
Assess the independence and qualifications of the members of each of the committees of the Board as required by applicable law and make recommendations to the Board regarding the composition of such committees.

G.	Review with the Board, on a regular basis, but not less than annually, the role of the Board, the terms of reference for each of the committees of the Board, the Chair, a director and the CEO.

H.	Review with the Board, on a regular basis, the methods and processes by which the Board fulfills its duties and responsibilities, including without limitation:

(i)	the size of the Board;

(ii)	the number and content of meetings;

(iii)	the annual schedule of issues to be presented to the Board at its meetings and those of its committees;

(iv)	material which is to be provided to the directors generally and with respect to meetings of the Board or its committees;

(v)	resources available to the directors; and

(vi)	the communication process between the Board and management.

I.	Make recommendations to the Board regarding changes or revisions to the Board Manual.

J.
Establish and administer a process (including a review by the full Board and discussion with management) for evaluating the effectiveness of the Board as a whole, the committees of the Board and each individual director.

K.
Monitor compliance by Executive Management with the Corporation’s Code of Corporate Ethics and Behaviour, including reviewing with legal counsel the adequacy and effectiveness of the Corporation’s procedures to ensure proper compliance.  The Committee shall also recommend amendments to the Corporation’s Code of Corporate Ethics and Behaviour to the Board, as the Committee deems appropriate.

M.	Prepare recommendations for the Board regarding any reports or disclosure required or recommended on corporate governance.

N.	Annually review the Directors’ and Officers’ liability insurance program.

O.	Have such other powers and duties as delegated to it by the Board.

IV.           Accountability

A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.
The Committee may retain and compensate such outside advisors as may be necessary to assist the Committee in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.
The Committee is authorized to request the presence at any meeting, but without voting rights, of a representative from the external advisors, senior management, legal counsel or anyone else it considers to be able contribute substantively to the subject of the meeting and assist in the discussion and consideration of the business of the Committee, including directors, officers and employees of the Corporation.

V.           Committee Timetable

A.	The timetables on the following pages outline the Committee’s schedule of activities during the year.

Terms of Reference for the Governance Committee - Forward Agenda

Meeting Timing	February	April	July	October
Agenda Item
1. Board Composition
a) Review Board composition and succession				X
b) Recommend nominees for election and re-election	X
2. Review independence and qualifications of Committee members.	X
3. Review director orientation program			X
4. Review Board Manual			X
5. Set Board forward agenda			X
6. Review Committee Terms of Reference			X
7. Review Code of Corporate Ethics and Behaviour		X
8. Review Board, Chair and committee performance				X
9. Approve statutory disclosure re: governance	X
10. Review limits for senior management participation on outside Boards			X
11. Receive notice of proposed memberships on outside Boards	X	X	X	X
12. Confirm in writing non-indemnification of senior management on outside Boards	X	X	X	X

SCHEDULE E
CATALYST PAPER CORPORATION
HUMAN RESOURCES AND COMPENSATION COMMITTEE TERMS OF REFERENCE

I.           Purposes

A.
The purpose of the Human Resources and Compensation Committee (the “Committee”) is to establish a plan of continuity for executives and other key employees, and to ensure a broad plan of executive compensation is established that is competitive and motivating in order to attract, hold and inspire the Executive Management and other key employees and to oversee compliance by Executive Management with the Corporation’s Code of Corporate Behaviour and Ethics.

B.	For the purposes hereof, “Executive Management” means all members of the Executive of the Corporation and such other officers of subsidiaries of the Corporation as may be designated by the Board.

II.           Composition and Terms of Office

A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three members to the Committee. Each member of the Committee shall be independent.5

B.	The Committee Chair shall be appointed by the Board.

C.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(ii)	coordinate the agenda, information packages and related events for committee meetings with the appropriate members of management; and

(iii)	chair Committee meetings.

D.
Any Committee member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

E.	The Committee shall meet at least four times per year. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any member.

F.
A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

G.
The Committee may invite such directors, officers and employees of the Corporation as it may see fit from time to time to attend meetings and assist in the discussion and consideration of the business of the Committee, but without voting rights.

H.
The Committee shall keep regular minutes of proceedings and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may, from time to time, require.

I.	The Committee shall choose as its Secretary such person as it deems appropriate.

J.	The Committee shall meet in camera, without management present, at the end of each regularly scheduled Committee meeting.

5 A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure Corporate Governance Practices; and (ii) any other applicable legislation or policy.

III.           Duties and Responsibilities

The Committee shall:

A.	Review the organizational structure and report any significant organizational changes, along with the Committee’s recommendations, to the Board.

B.	Review management’s succession plans for Executive Management, including specific development plans and career planning for potential successors prior to their presentation to the Board.

C.	Review the compensation philosophy and guidelines for Executive Management and directors for recommendation to the Board for its consideration and approval.

D.	Review and recommend the compensation of each member of Executive Management, and report its conclusions to the Board for its consideration and approval.

E.
Review and make recommendations to the Board for its consideration regarding any stock option or other share-based compensation plan, pension plan or employee benefit plan to be granted to Executive Management and directors and guidelines with respect thereto.

F.	With respect to the granting of stock options, restricted share units or other share-based compensation (collectively, “Plans”) to Executive Management,

(i)	in conjunction with management, administer the Plans as determined, established and amended by the Board;

(ii)
review management’s recommendations for and approve the granting of stock options, restricted share units or other share based compensation to Executive Management and other key employees of the Corporation and its subsidiaries; and

(iii)
suggest and review any amendments which the Committee considers necessary to any Plans and make recommendations to the Board with respect to those amendments; provided however, that all amendments to such Plans shall be subject to the consideration and approval of the Board.

G.	Within any guidelines established by the Board,

(i)	in conjunction with management, administer the Pension Plan and Supplemental Retirement Plan (“SRP”) for Executive Management;

(ii)	designate key employees as Executive Management for the purposes of the SRP; and

(iii)
suggest and review any amendments which the Committee considers for the SRP and make recommendations to the Board for the consideration and approval of the Board; provided however, that all amendments to such plans be subject to the consideration and approval of the Board.

H.	Subject to the approval of the Board, review and approve benefits other than those applicable to employees generally to be granted to Executive Management including levels and types of benefits.

I.	Review and make recommendations to the Board for its consideration regarding any changes in the benefit provisions of the salaried pension plan.

J.	Consider and make recommendations to the Board for its consideration regarding all matters concerning incentive awards, perquisites and other remuneration matters with respect to Executive Management.

K.	Oversee the selection of and terms of reference for outside consultants to review the Executive Management compensation program as appropriate.

L.
With respect to boards of directors of unrelated corporations which operate for profit and which compensate members of their boards and/or significant commitments with respect to non-profit organizations,

(i)	establish a limit on the number of such boards on which individual members of Executive Management may participate;

(ii)	receive notice of proposed membership by a member of Executive Management and upon consultation with the CEO have a right to object to such membership; and

(iii)
confirm in writing, through the CEO, to such member of Executive Management that the Corporation shall not indemnify the employee nor be exposed to liability with respect to the employee’s participation on for profit boards.  In certain circumstances the Corporation’s directors’ and officers’ liability insurance may cover the employee’s participation on boards of non-profit organizations.

M.
Review and approve corporate goals and objectives applicable to the CEO, lead and implement the CEO’s review process based on such goals and objectives and report the results of the process to the Board.

N.	Review and approve the executive compensation disclosure prior to publication in the annual management proxy circular and other applicable regulatory reports.

O.	Review and approve collective agreements between the Corporation and unions representing its hourly employees.

P.	Have such other powers and duties as delegated to it by the Board.

IV.           Accountability

A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.
The Committee may retain and compensate such outside advisors as may be necessary to assist the Committee in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.
The Committee is authorized to request the presence at any meeting, but without voting rights, of a representative from the external advisors, senior management, legal counsel or anyone else it considers to be able contribute substantively to the subject of the meeting and assist in the discussion and consideration of the business of the Committee, including directors, officers and employees of the Corporation.

V.           Committee Timetable

A.	The timetables on the following pages outline the Committee’s schedule of activities during the year.

Terms of Reference of the Human Resources and Compensation Committee - Forward Agenda

Meeting Timing	February	April	July	October
Agenda Item
A. Human Resource Systems
1. Review compensation philosophy		X	X	X
2. Review organization structure		X	X	X
3. Review succession and development plans				X
4. Select and retain outside review of compensation				X
5. Conduct CEO’s review process and establish CEO’s goals and objectives for coming year	X	X	X	X
B. Reports
1. Review and approve compensation disclosure for annual proxy circular	X
C. Executive Compensation Policies
1. Recommend new stock-based, pension or benefit plans for Executive Management	X			X
2. Recommend amendments to existing stock-based, pension or benefit plans for Executive Management	X			X
3. Approve benefits other than those applicable to employees generally, to be granted to Executive Management	X			X
D. Policy Administration
1. Recommend compensation of each Member of Executive Management	X	X	X	X
2. Administer Stock Option Plan, Restricted Share Unit Plan and other share-based compensation plans	X	X	X	X
3. Approve granting of stock options, restricted share units and other share-based compensation plans	X	X	X	X
4. Administer Pension Plan and Supplemental Retirement Plan	X	X	X	X
5. Designate key employees as Executive Management for purposes of SRP	X	X	X	X
6. Review key human resources policies.			X